UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – SUSTAINABILITY REPORT FOR THE YEAR ENDED DECEMBER 31, 2020**



AngloGoldAshanti

<SR> 2020

SUSTAINABILITY REPORT

CONTENTS

Data relating to our sustainability performance can be downloaded from our online report
http://www.aga-reports.com/20/download/AGA-SR20-workbook.xls

EY has assured selected sustainability information in this report. Throughout the report, this data is marked with the symbols **RA** *or* **LA** *to denote reasonable and limited assurance.*

VISION

TO BE THE
LEADING
MINING COMPANY

MISSION

To create value for our shareholders, our employees and our business, and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

VALUES

Safety is our first value.

We treat each other with dignity and respect.

We are accountable for our actions and undertake to deliver on our commitments.

We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.

We value diversity.

We respect the environment.

AngloGold Ashanti's 2020 suite of reports comprises:

<IR>	Integrated Report
<NOM>	Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)
<SR>	Sustainability Report
<R&R>	Mineral Resource and Ore Reserve Report
<AFS>	Annual Financial Statements
<WWW>	Reporting website

WHO WE ARE – CORPORATE PROFILE

AngloGold Ashanti Limited (AngloGold Ashanti), with its head office in South Africa, is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products. In Colombia, feasibility studies are currently underway at two of our projects, one of which will produce both gold and copper.

STREAMLINED
portfolio

STRONGEST
balance sheet in a decade

RAMP UP
at Obuasi continues

UNLOCKING VALUE
in Colombia

AngloGold Ashanti at a glance

- Third-largest gold producer globally and the largest on the African continent, producing 3.047Moz of gold and employing an average of 36,952 people (including contractors) in 2020
- Responsible gold miner, in partnerships with host communities and governments – we aim to create value for all our stakeholders over the long term
- Listed on the Johannesburg, New York, Australian and Ghana stock exchanges
- A geographically diverse shareholder base includes the world's largest financial institutions
- Market capitalisation of $9.4bn as at 31 December 2020
- Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg 2021 Gender-Equality Index

S&P Global
FTSE4Good
Bloomberg Gender-Equality Index
Responsible Mining Index


Geographic shareholdings (%)
38
32
14
5
4
7
North America
South Africa
United Kingdom
Europe
Asia
Rest of the world and other

Ghana – Obuasi

WHO WE ARE – CORPORATE PROFILE continued

102-45

Legend
Operations · Projects · Greenfields exploration

OUR FOOTPRINT



Our operations and projects are grouped regionally as follows:

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%)
2 Brazil
Serra Grande
AGA Mineração
3 Colombia
Gramalote (50%)
La Colosa
Quebradona [(1)]

CONTINENTAL AFRICA

4 Guinea
Siguiri (85%)
5 Ghana
Iduapriem
Obuasi
6 Democratic Republic of the Congo (DRC)
Kibali (45%)
7 Tanzania
Geita

AUSTRALIA

8 Australia
Sunrise Dam
Tropicana (70%)

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated

(1) Change in ownership to 100% as B2Gold's shareholding was converted to a share of profits. Will be a copper mine producing gold and silver as by-products

4 CONTINENTS

10 OPERATIONS

3* JOINT VENTURE PARTNERS

3 PROJECTS

** B2Gold at Gramalote; Barrick at Kibali and Independence Gold at Tropicana*



OUR ENDURING LEGACY IN SOUTH AFRICA

CASE STUDY: *Paying tribute to the people of AngloGold Ashanti*
https://youtu.be/jgAN49P40FQ

MAKING A POSITIVE CONTRIBUTION

to resilient communities

CONTRIBUTING TO RESILIENT COMMUNITIES

ANGLOGOLDASHANTI

In October 2020, our South African operations transitioned to a new future with Harmony Gold. Founded in 1998, with roots reaching back to the development of South Africa's goldfields, AngloGold Ashanti's operations have contributed significantly to South Africa's socio-economic development and its people over the past two decades.

The Company has changed in many ways over its life, however it has consistently held the same values. While AngloGold Ashanti will no longer be operating mines in South Africa, the Company has carefully considered how its legacy can endure, making a positive contribution to resilient communities of former host and labour sending areas.

- **Our legacy will provide education:** through the Educational Scholarship Fund we will provide financial aid to the eligible children of former employees at the South African operations. We will focus on underprivileged schools in communities surrounding the operations and areas from which employees were drawn in the Southern African Development Community (SADC) region.
- **Our legacy will support and preserve mining history and heritage:** through the development of a web application the youth of Merafong, Matlosana and surrounding the areas will be encouraged to honour their heritage and construct their own narratives. They will be empowered to participate in decisions about their future and to create meaningful and satisfying livelihoods. This project will see the promotion of the fourth Industrial Revolution in local schools, where they will create a digital archive of stories. A mine integration centre will be developed, offering a visual representation of our collective history.
- **Our legacy will enable collaboration on economic development** for former mineworker host communities in the Eastern Cape. We are planning initiatives to contribute towards rural development and deliver meaningful household income and food security. This agronomy and animal healthcare initiative seeks to create access to commercial markets for community farmers and improve community livestock yields to unlock economic value. This vision is envisaged to be fulfilled through focused collaboration and strategic partnerships to ensure long-term sustainability of the project.

Reflecting on our South African heritage

1998: AngloGold was born out of Anglo American's South African gold and uranium division, and the gold interests Anglo American held in Namibia, Brazil, Argentina and the United States. From the outset, AngloGold was an independently managed Company, although Anglo American retained an initial 51% holding which it sold off over the following decade.

1998: AngloGold was a forerunner in the establishment of black economic empowerment in the industry through a series of transactions with African Rainbow Minerals, now one of the country's most successful black-owned mining companies.

2002: AngloGold became the first Company in South Africa to offer HIV treatment and anti-retroviral therapy to employees, saving many lives.

2004: AngloGold Ashanti rose from the business combination with Ashanti Goldfields Corporation. This transaction brought the Ashanti mines in Ghana, Guinea and Tanzania, bringing the remaining 50% of the Geita Gold Mine into the broader group.

2006: AngloGold Ashanti was the first South African Company to implement a broad-based employee share ownership plan (ESOP), called the Bokamoso Trust. This helped the Company achieve the Mining Charter's ownership requirements aimed at driving transformation in the industry.

Safety is our first value.

WE HONOUR AND WE REMEMBER

It is with deep regret that we report the loss of six colleagues in 2020. We extend our condolences to the families and friends of our colleagues who passed away.

Safety is our first priority – always. We recommit to remaining vigilant and working to ensure employees return safely to their families every day.

We are revitalising our safety strategy in 2021. Read more on page 28.

IN MEMORIAM

Mr. Justice Cudjoe
(08 July 2020)
Light Vehicle related incident, Obuasi Mine (Ghana)

Mr. Justice Obeng Sarkodie
(10 June 2020)
Heavy Mobile Equipment related incident, Obuasi Mine (Ghana)

Mr. Xolani Ngqwemese
(05 March 2020)
Seismic fall of ground related incident, Mponeng Mine (South Africa)

Mr. Mokhethe Johannes Radebe
(05 March 2020)
Seismic fall of ground related incident, Mponeng Mine (South Africa)

Mr. Thabo Reuben Rakometsi
(16 March 2020)
Rail bound equipment related incident, Mponeng (South Africa)

Mr. Luca Maapea
(05 March 2020)
Seismic fall of ground related incident, Mponeng Mine (South Africa)



OUR PERFORMANCE IN 2020

How we create and share VALUE

Economic value generated 2020 ($m)

	2020	2019
Gold sales and by-product income [1]	4,836	4,080
Interest received	30	20
Royalties received	–	3
Profit from sale of assets	2	1
Income from investments	261	139
Other Income	5	16
Total	5,134	4,259

Economic value distributed [2] ($m)

	2020	2019	Contributing to the SDGs
Employees	508	591	1 No poverty; 5 Gender equality; 8 Decent work and economic growth; 10 Reduced inequalities
Salaries and wages	497	579	
Training and development	11	12	
Government	1,055	736	12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals
Current taxation [3]	562	298	
Royalties [4]	175	131	
Employee taxes [4]	209	221	
Production, property and other taxes [4]	109	86	
Community [5]	22	26	3 Good health and well-being; 4 Quality education; 6 Clean water and sanitation; 11 Sustainable cities and communities
Suppliers and services [6]	1,664	1,755	12 Responsible consumption and production; 16 Peace, justice and strong institutions; 17 Partnerships for the goals
Providers of capital	221	208	8 Decent work and economic growth; 17 Partnerships for the goals
Finance costs and unwinding	183	181	
Dividends	38	27	
Total	3,470	3,316	

Sustainability highlights

PEOPLE

36,952 average number of employees

$11 million spent on training and development

HEALTH AND SAFETY

28% reduction year-on-year in the all injury frequency rate (AIFR)*

47% reduction year-on-year in all occupational disease frequency rate (AOFDR)*

LOCAL SPEND

82% proportion of spend on local suppliers

ENVIRONMENT

Lowering emissions: 48% reduction in absolute carbon emissions since 2007

Environment Incident rate of 1.51 per million tonnes mined

HUMAN RIGHTS

0 human rights violations recorded

EMPLOYEES

$497 million paid to employees as salaries and wages

* Refer to page 68 for further explanation

(1) Gold income increased by 19% due to a higher gold price received for the year 2020

(2) Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment / disposal

(3) Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates

(4) Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity accounted joint ventures

(5) Community and social investments exclude expenditure by equity accounted joint ventures

(6) Suppliers and services excludes capital expenditure

2020 CASE STUDIES

OUR STORIES

These video case studies demonstrate AngloGold Ashanti's commitment to creating value for our stakeholders. They focus in on the work done across our operations to address our most material issues.


How does AngloGold approach it's
RESPONSIBILITY
TO PUBLIC HEALTH
COMMITMENTS
in the communities in which
it operates?

Employee and community health: *Health work goes beyond the mine fence*

AngloGold Ashanti's first value is protecting the health and safety of its employees. We know that health risk is broader than the workplace and a significant proportion of determinants of health lie beyond the mine fence. Vice President: Group Health, Dr Bafedile Chauke-Moagi outlines AngloGold Ashanti's responsibility to protecting public health.

http://www.aga-reports.com/20/sr/stories/health-beyond-the-mine


<SR>
2020
ANGLOGOLD ASHANTI BRAZIL
SUPPORTING
COMMUNITIES
DURING COVID-19

COVID-19 response: *Supporting employees and communities in Brazil*

Making sure work environments are safe for employees in the face of COVID-19 is just one aspect of AngloGold Ashanti's response to the pandemic. This video also outlines the humanitarian support provided in an effort to fight COVID-19.

http://www.aga-reports.com/20/sr/stories/brazil-covid


It's an
INDUSTRY
FIRST
for hard rock mining using hammer instead of the traditional rotary concept for blast hole drilling.

Employee safety: *Autonomous drill improves safety at Tropicana*

The world around us is constantly changing. With current technology we are able to implement solutions to keep our employees out of harm's way and improve efficiencies. In 2020, AngloGold Ashanti rolled out a $6 million autonomous drill fleet at Tropicana mine in Australia. It's an industry first for hard rock mining and is making working practices safer and increasing operating efficiencies.

http://www.aga-reports.com/20/sr/stories/tropicana-automation


While AngloGold Ashanti will no longer be operating in South African,
OUR LEGACY
CONTINUES,
making a positive contributions to sustaining resilient communities.

Contributing to resilient, self-sustaining communities: *AngloGold Ashanti's enduring legacy in South Africa*

In 2020, AngloGold Ashanti's South African operations transitioned to a new future with Harmony Gold. These videos pay tribute to and honour the people who formed the heart of this organisation.

http://www.aga-reports.com/20/sr/stories/sa-legacy

Additional case studies can be found online here: *http://www.aga-reports.com/20/sr#stories*

ABOUT THIS REPORT

102-53
We invite you to engage with our 2020 Sustainability Report and welcome your feedback. If you have any queries, please contact Sustainability@AngloGoldAshanti.com

This report provides a comprehensive overview of our sustainability performance in 2020 from operations within our reporting boundary.

In setting our reporting boundary, we have considered impacts which result both from operations within AngloGold Ashanti and its associated companies, as well as from outside the organisation. While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are material to the business and our sustainability performance.

We know that our stakeholders are more concerned than ever about our short and long-term sustainability performance. This includes our providers of capital, our employees, the communities in which we operate and governments and regulators within whose jurisdictions we operate. Key data illustrates our performance against our material issues, and where possible we present data for five years to show trends and to emphasise that our sustainability performance is built over time and not just a 12-month period. Our 2020 data includes nine months data for South Africa (sold 30 September 2020) and twelve months data for Mali (sold 30 December 2020) operations, respectively, following the sale of those assets. Employee safety performance disclosures are reported this year in disaggregated format for the continuing operations vs the discontinued operations (for the disposed of South Africa and Mali operations). Refer to page 68 for these disclosures. Selected data is represented within this PDF and a full excel datasheet is available on www.aga-reports.com/20/SR. 102-49

Our case studies and stories further demonstrate and bring to life our performance and are available online at www.aga-reports.com/20/SR.

This report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option. These standards are the benchmark for sustainability reporting globally and an important measure of our progress. Ernst & Young (EY) has provided assurance on selected information and key performance indicators. Their full assurance statement can be viewed on page 69. 102-54

This year, we also started mapping our content against Sustainability Accounting Standards Board (SASB). SASB sets standards to identify, measure, and manage the subset of environmental, social and governance (ESG) topics that most directly impact long-term value creation.

Both the GRI and SASB indices can be found online at www.aga-reports.com/20/SR/compliance. 102-55

AngloGold Ashanti is a signatory of the United Nations Global Compact (UNGC) and this report serves as the 2020 Communication on Progress (COP). It is also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member.

The section on External Charters provides additional detail of compliance with other frameworks, including voluntary memberships.

Definitions

Reporting boundary: 102-46

In the context of this report, *outside of the organisation* refers to our suppliers and joint ventures, where we may not own the assets or directly engage or employ the workforce, and where we do not operate the asset under a contractual obligation. *Within the organisation* refers to all operations and entities in which the group has a controlling interest and which are under our management, in terms of ownership or a contractual obligation. We do not report on non-financial information for Kibali Mine in the Democratic Republic of the Congo (DRC), which is managed and operated by our joint venture partner Barrick Gold Corporation.

Control:

By *control* we mean we own the assets, engage or employ the workforce and manage the operations.

Significant influence:

By *significant influence* we mean we operate the asset as an owner or under a contractual obligation to the owners.

Reporting:

Information is consolidated and reported as AngloGold Ashanti results for assets under our control. For assets where we have a significant influence, we may choose to report information externally if it is of specific interest and applicable agreements allow.


ANGLOGOLD ASHANTI
GEITA GOLD MINE

Tanzania – Geita

Disclaimer

All photographs depicted showing employees and/or community members in this report were taken prior to the onset of the COVID-19 pandemic and do not reflect AngloGold Ashanti's standard operating procedure that was implemented as a result of the pandemic.

SELECTING OUR REPORT CONTENT

102-46 102-50 102-51 102-52

Our Sustainability Report 2020 presents our approach to sustainability and our performance across all operating jurisdictions for the reporting period 1 January 2020 to 31 December 2020. It is structured around a set of material issues that are determined through an annual materiality assessment.

The process of selecting material issues is guided by the International Integrated Reporting Council (IIRC), SASB, GRI Standards and the Accountability AA1000 Stakeholder Engagement Standard.

Given the challenges the organisation faced in 2020, the Company took the opportunity to rethink the way in which the materiality assessment survey was conducted and broadened the scope to re-examine the topics considered to materially impact our ability to create and share value. Our approach for 2020 included a three-step assessment process, review of the outcomes, validation by the AngloGold Ashanti senior leadership and final approval by the board's Social, Ethics and Sustainability (SES) Committee.

The revised materiality assessment followed a three-step process:

1 A desktop study involving a review of AngloGold Ashanti's internal documentation and the group's enterprise risk register, as well as documentation from NGOs and lobby groups, oversight and interest bodies and media reports (including of community issues). This research component of the materiality assessment was conducted with the intention of providing a comprehensive picture of issues raised across the different stakeholder groups and utilised relevant analysis tools and metrics including the PESTLE analysis, Sustainable Development Goals (SDGs), Economic, Environmental Social and Governance (EESGs) and SASB.

2 Obtaining stakeholder feedback followed. An internal online survey issued to the SES Committee, the group's Executive Committee, Regional Senior Vice Presidents and Vice Presidents, General Managers, discipline leads and sustainability specialists across the business to evaluate issues raised at group and operational levels. The survey consisted of questions designed to distinguish between risk and materiality and to identify issues impacting AngloGold Ashanti's ability to create value. In addition, the survey included identification of emerging issues that may have material impact on the Company.

One-on-one interviews were held with external stakeholders on their views on the Company's current reporting and what issues are considered to be material. The stakeholder group interviews conducted by an independent third party, included investors, governments, media, NGOs/ community and industry bodies.

Materiality process


Research, analysis and benchmarking
Stakeholder feedback
Materiality workshop
Outcomes and material issues approval by SES Committee

"This process enables the Company to direct its efforts at creating social and financial value."

3 Using insight from each of these steps, a set of potential material issues was plotted on a materiality matrix and mapped according to their impact on the ability of the Company to create value for stakeholders. The resultant materiality matrix map was further reviewed during a workshop with the multi-disciplinary corporate leads to establish whether the material issues identified from the process represented a balanced and comprehensive view of the critical areas of concern for the business and its stakeholders and, to determine whether any additional issues, which should have been included, had been omitted. The material issues were then agreed upon and ranked using an online voting system to ensure individual voices had equal influence in the process. The top issues were identified and a decision was taken to rephrase some of the issues for reporting purposes. The proposed material issues from the workshop were validated by the senior leadership of AngloGold Ashanti and approved by the board's SES Committee.

SELECTING OUR REPORT CONTENT continued

102-47

Our materiality matrix



Most important
Least important
Significance to stakeholders
Impact on Company's ability to create value
Most important
10
9
8
7
6
5
4
3
4
5
6
7
8
9
10
Human rights
Preventing fatalities, accidents and injuries
Building thriving communities
Epidemics
Tailings management
Employee and community health
Climate change and energy use
Sustainability and growth
Water management
Political instability and interference
Corruption, ethics and conflict of interest
Rehabilitation and biodiversity
Closures and legacies
Cultural heritage and indigenous people's rights
Diversity and inclusion
Artisanal and illegal mining
Inclusive procurement
Supply chain governance
Commodity market
Security and crime
Innovation
Talent management
Environment
Social
Economic
Cross-cutting
Governance

2020 MATERIAL ISSUES

Social

- Employee and community health
- Employee safety
- Contributing to resilient, self-sustaining communities (including inclusive procurement)
- Integrated talent management
- Security

Environment

- Water
- Climate change and energy use
- Tailings management



Cross-cutting

- Human Rights
- Artisanal and small-scale mining
- Integrated closure (including environmental, economic and social considerations)

Governance

- Business sustainability and growth
- Navigating through regulatory and political risks

We recognise that many of these issues are interrelated and have far wider impact across all categories. However, for the purposes of this report, we have grouped them as above.

EXTERNAL CHARTERS AND SUSTAINABILITY INDICES

AngloGold Ashanti strives to adhere to legislative and regulatory requirements, and to report consistent with several external and voluntary principles and standards. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones in which we participate include:

Mining Industry

- International Council on Mining and Metals *(https://www.icmm.com/)*
- Extractive Industries Transparency Initiative *(https://eiti.org/)*
- World Gold Council Conflict-Free Gold Standard *(https://www.gold.org/about-gold/gold-supply/responsible-gold/conflict-free-gold-standard)*
- International Cyanide Management Code for the gold mining Industry *(https://www.cyanidecode.org/)*
- Responsible Gold Mining Principles *(https://www.gold.org/download/file/14254/Responsible-Gold-Mining-Principles-en.pdf)*

Global Initiatives

- Global Reporting Initiative *(https://www.globalreporting.org/)*
- World Economic Forum *(https://www.weforum.org/)*
- Voluntary Principles on Security and Human Rights *(https://www.voluntaryprinciples.org/)*
- United Nations Global Compact *(https://www.unglobalcompact.org/)*
- Sustainability Accounting Standard Board *(https://www.sasb.org/)*

Other Frameworks

- African Union Agenda 2063 *(https://au.int/en/agenda2063/overview)*

Sustainability indices

AngloGold Ashanti engages with various indices which rate our sustainability performance, and these include:

- FTSE Russell ESG rating and FTSE4Good Index Series *(https://www.ftserussell.com/products/indices/esg)*
- Responsible Mining Index *(https://2020.responsibleminingindex.org/en)*
- Bloomberg Gender-Equality Index *(https://www.bloomberg.com/gei/)*



Australia – Tropicana

FROM THE CHAIR OF THE SES COMMITTEE

RESPONSIBLE MINING: ***Leadership message from the chair of the SES committee***

https://www.aga-reports.com/20/sr/messages/sesc-chair



RESPONSIBLE MINING

Kojo Busia / Chairperson of the Social, Ethics and Sustainability Committee

"The COVID-19 pandemic has re-shaped corporate sustainability agendas."

As the new Chair of AngloGold Ashanti's SES Committee, I am reassured by the Company's evolution and maturity of sustainability reporting, and that its values underpin sustainable development across the various jurisdictions in which we operate.

COVID-19 has been a game changer for countries and companies all over the world, and certainly so for the countries in which we operate, and for our Company. I am particularly pleased at the way in which AngloGold Ashanti has risen to the significant challenges that the pandemic has brought, to our operations, our employees and their families and our communities. We have done so in such a way that has strengthened our cooperation within the countries in which we operate and ensured the resilience of our operations and people in the time to come.

The pandemic has re-shaped corporate sustainability agendas. But, more than that, it has demonstrated that companies that are actively concerned with environmental, social and governance (ESG) issues – ranging from how companies treat their employees and the impact of climate change, to the integrity and sustainability of supply chains and the resilience and sustainability of host communities – will outperform those that do not. This is no coincidence: Governments and investors alike are alive to the fact that ESG should be an integral part of any company's strategy. And when that company is resource intensive such as a mining company, when its very being in a single location has a defined time limit, and when it operates in regions which are often remote and under-serviced in fundamental services, then that responsibility is amplified.

This 2020 Sustainability Report will demonstrate the way in which AngloGold Ashanti strives to meet its statutory obligations, and our long-held commitments to uphold our values, and to long-term value creation.

Governance and transparency

As someone particularly committed to the promotion of governance and transparency, I am assured by the checks and balances that AngloGold Ashanti has in place. It will be my role as SES Committee Chair to ensure these standards are maintained and improved upon where necessary, in line with everchanging political environments and regulatory frameworks.

The SES Committee, working in concert with other sub-committees of the board of directors, monitors compliance with codes and principles we subscribe to, including the UN Global Compact, the Extractive Industries Transparency Initiative (EITI), the Voluntary Principles on Security and Human Rights (VPSHR) and others, insisting on good governance.

AngloGold Ashanti's policies and codes of practice cover a wide array of areas, including measures to prevent any impropriety in our own financial remittances from our operating countries, and others aimed at advancing local procurement and acquisition and the development of local talent in the countries in which we operate.

FROM THE CHAIR OF THE SES COMMITTEE continued

We are also subject to annual third-party audits and are a member of the International Council of Mining and Metals (ICMM) Tax Working Group which advocates the adoption of a Global Sustainability Standards Board. It aims to develop specific disclosures related to tax and payments to governments, with significant proposals including the GRI standards on tax reporting.

Health and safety paramount

The health and safety of our employees is our first priority. Our health teams across our sites moved swiftly to introduce new protocols, screening and testing, and care for those who were affected as a result of COVID-19, guided by a central task team that for many months met on a daily basis. It is with great sadness that we report that 13 employees succumbed to COVID-19 in 2020.

We have made significant inroads improving safety across our operations, but we will not cease our efforts until we have eliminated all fatal accidents at work. It is with great sadness and regret that we report that in 2020, six people lost their lives at AngloGold Ashanti's operations. Our heartfelt condolences go out to their families and friends.

UN Sustainable Development Goals

Our commitment to the UN Sustainable Development Goals (SDGs) remains firm. These address the main challenges facing the global community, including those related to poverty and social exclusion, environmental degradation and climate change. At AngloGold Ashanti, concrete attention is given to SDGs such as increasing local added value, creation of linkages with local industry, investments in local infrastructure, skills and technology transfer, as well as diversification of local economies. Evidence of this abounds in the jurisdictions in which we operate. We also fully subscribe to the UN call that we must build back better as we emerge from this pandemic.

I personally contributed to the World Gold Council report on *Gold mining's contribution to the UN Sustainable Development Goals*, which used qualitative data from case studies to report progress towards the SDGs for its members in the gold mining industry. It is very pleasing that AngloGold Ashanti's contributions are well represented and recognised in this document, that show readers what we are *doing* rather than simply *telling* them. Similarly, throughout this report, we detail what we are doing and not just want we want to do.

Diversity and inclusion

There is one other particular area that I feel deserves particular mention this year, and that is our efforts towards diversity and inclusion. We are working to build a business where all our employees count and are valued.

Our Global Women's Forum held its first Diversity and Inclusion virtual conference in the year, updating on diversity and inclusion work. Several initiatives and programmes across the organisation highlight the acceleration of the inclusion of women into various functions of the organisations.


74

Ghana – Iduapriem

Looking forward

In this role, I hope to move forward with the good work championed by the former Chair Ms Nozipho January-Bardill, who worked relentlessly to see sustainability and sustainable development placed at the heart of the Company.

I look forward to working with the SES Committee and guiding it in its oversight of sustainability and ESG matters, monitoring sustainability practices in the areas of climate change, community social investment, employment equity, diversity and inclusion, localisation, safety and health, and governance and compliance.

FROM THE DESK OF THE INTERIM CEO

SHARED VALUE CREATION: ***Leadership message from the interim CEO***
https://www.aga-reports.com/20/sr/messages/ceo-desk



SHARED VALUE CREATION

Christine Ramon / Interim Chief Executive Officer

"To remain truly sustainable, we must continually improve the value proposition we provide to our hosts and our investors."

I am pleased to report that in 2020, we continued to integrate sustainability into the heart of our business, leveraging our activities to help promote viable, sustainable communities, reducing and mitigating our impact on the environment, and ensuring that we create a business that is inclusive and diverse, reflecting the societies in which we operate. Serving the interests of the stakeholders of our business is good for shareholders: living up to our values enhances sustainable value.

COVID-19

Our swift response to the challenges of COVID-19 saw the introduction of a series of humanitarian initiatives to keep our employees and those in communities surrounding our operations safe and healthy. More than that, we ensured that none of our employees lost salaries or benefits as a result of lockdowns related to the pandemic. Their financial security, in addition to our socio-economic support for our host communities, has greatly reinforced the interconnectedness of our mines and communities.

We have learnt some valuable lessons during the pandemic. In fact, the lessons learned during the outbreak of Ebola in West Africa six years ago informed some of our actions under COVID-19, and ensured that we closely monitored developments around the spread of the virus at the beginning of last year, and we were quickly able to respond with altered and updated protocols and travel advisories.

The escalation in seriousness – and the consequential impact on our employees, communities and the business – was alarmingly quick. We saw how cooperation between the health ministries, local governments and our own health teams helped to limit infections. It was this dialogue that allowed us to build trust, and to create solutions together – whether it was securing access to testing, designing social distancing plans or bolstering the number of available hospital beds. We firmly believe that our interventions must extend beyond the mine fence.

The lessons learned in the last decade in Ghana in reducing the incidence of malaria through an ongoing education and awareness campaign, provision of bed nets and an Indoor Residual Spraying across communities, meant that we were able to rapidly adapt these programmes - using existing infrastructure to disinfect common areas in the community and the workplace, against COVID-19.

Safety

Although we have made progress in the area of safety over several years, we tragically lost six of our colleagues in 2020, four of whom died in underground accidents in South Africa in March, while one underground fatality and one traffic-related fatality were recorded at Obuasi, in Ghana. We extend our deep condolences to the loved ones of our colleagues who passed away. These terrible events underline the fact that we have to remain forever vigilant and we will continue to work to ensure our colleagues return safely to their families each day.

We have since taken the decision to implement an updated safety strategy across our business, with a focus on the critical controls needed to eliminate what we call 'high consequence, low frequency' events. Work on the revitalisation of our safety strategy will commence in 2021.

FROM THE DESK OF THE INTERIM CEO continued

Shareholder direction

We look forward to engaging with investors that look beyond quarterly financial results of companies in which they invest, to demonstrate how the overall net positive impact that companies bring to their operating environments and host communities can and will address some of the burning issues of our time.

And, while we have worked hard to embed sustainability and a paramount regard for ESG issues into our business and its processes over many years, we recognise that this work is never truly done – particularly for mining companies, which are developing the precious national patrimony of the countries in which we operate.

To remain truly sustainable, we must look to continually improve the value proposition we provide to our hosts and investors. Success in this regard means we will be sought out as an investment and development partner, creating more growth opportunities.

Climate change

In 2020 we formed an internal Climate Change Working Group (CCWG) to lead the development of an updated climate change strategy for the Company. Its work includes development of a pathway to carbon net zero for AngloGold Ashanti that will enhance the climate resilience of our operations and host communities. This will be supported by internal climate performance incentives and implementing the Task Force on Climate-Related Financial Disclosure (TCFD) recommendations.

We will have a significantly smaller carbon footprint (c. 40%) after the sale of our South African assets reduced the total scope 1 and 2 greenhouse gas emissions of our portfolio. In 2008, the Company announced a target of a 30% reduction in its greenhouse gas emissions by 2022 and had already achieved a 45% reduction in carbon intensity of its operations by 2018. We are now working on an updated climate strategy, with clear medium-term and long-term targets, which we plan to announce later in 2021.

Diversity and inclusion

We are committed to creating a more diverse organisation and continued to roll-out initiatives based around our Diversity & Inclusion Framework, which is designed to align our group objectives to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation.

AngloGold Ashanti has been included in the 2021 Bloomberg Gender-Equity Index (GEI), recognition of the work we are doing to achieve diversity across the group.

Our Company has always recognised that effective talent management practices are needed to remain competitive, navigate the volatile macro-economic environment and achieve strategic objectives.

During 2020, we improved our succession coverage ratio to 1:4.88 for critical and key roles. This means that, on average, we identified almost five internal successors for each critical role. Of particular importance is that the representation of women within the talent pool has increased.

As we build our business, we are also driving to maximise the number of people hired from the countries – and indeed the immediate areas – in which we operate.

Sustainability

Through this year we will continue to be confronted with the turmoil created by the global pandemic and its economic aftershocks. There will be many ways in which the economic upheaval of the past year will manifest in the years to come, but one of those is likely an increase in the number of illegal and artisanal and small-scale miners in some of our mining jurisdictions.

We advocate formalisation of this important economic activity, where possible, and are working with host governments to achieve this challenging aim. We are also pursuing community development projects that provide alternative incomes. All the while, we will continue working with local and national authorities to safeguard our concessions for the benefit of employees, communities and our assets.

We intend to support vaccination campaigns implemented by our host governments and are committed to aligning our efforts with the priorities in each jurisdiction. These new vaccines offer enormous hope, but it will take time before they can be rolled out sufficiently to provide real protection across our societies.

The pandemic has drawn a spotlight to glaring gaps across the world in public healthcare systems, and in societal inequality. As a business we want to be part of a collective global effort to support measures to protect citizens; this has long been our goal and is being propelled by investors' desire to see business drive an ESG agenda.

We continued to strengthen our tailings management governance, and supported efforts to establish an international standard for the safer management of tailings. We are working towards a very tight timeline on the conversion of our Brazilian tailings facilities to dry stacking this year. This is an issue of the highest priority for the business, and we will ensure that the appropriate resources and expertise are allocated to this project to ensure that it is completed on time.

It is increasingly evident that operating in an ethical and transparent way, consulting and supporting communities and stakeholders, working to address climate change and promoting diversity are synonymous with operating a successful and sustainable Company. We have a strong set of values promoted by comprehensive frameworks and protocols, ensuring that we measure our sustainability performance.

I am honoured to have been requested by our board to serve as AngloGold Ashanti's interim CEO since 1 September 2020. The entire board, under the leadership of our new Chairperson, Maria Ramos, our SES Committee chair, Kojo Busia and myself are committed to driving our values forward which is fundamental for a responsible and sustainable business.

OUR SUSTAINABILITY JOURNEY

AngloGold Ashanti's current sustainability journey spans well over a decade and continues to transform the Company in a manner that seeks to address the evolving landscape, while ensuring the foundation of our strategy remains deeply rooted across the business.

Our sustainability strategy was first established in 2013 and our previous sustainability reports have provided more detail about our strategy, including the focus areas that have been established for each of the sustainability disciplines. *(2015 – 2019 reports)*

2020

BEGINNING the process of self-assessment gaps in relation to complying with the ICMM Performance Expectations and the Responsible Gold Mining Principles.

ENHANCING our ESG performance.

PARTICIPATION in the Global Compact Young SDG Innovators Programme to increase young talent involvement in operationalising and providing the business with innovative solutions towards the SDGs.

2013
Current phase of the sustainable development journey begins

Developing a common strategic framework

Inward focus with varying degrees of discipline maturity

2014
Integrating the disciplines

Guiding principles and philosophies embedded into discipline work

Common language and approach

2015
Integrating into the business

Strengthening credibility of sustainable development portfolio

Sustainability conversations shift from meeting compliance to generating value

2016
Leverage off the foundation

Targeted integration into strategic business processes

Pockets of excellence observed. Mapping the SDGs to material issues

2017
Outward focus and collaboration

AngloGold Ashanti University of Cape Town partnership for thought leadership and innovation

Operationalising SDGs – 2030 aspirations set with step change activities

2018
Consolidation and pushing the boundaries

Deepening integration into the business and value chain

Strengthening connections between business activities and the SDGs

2019
Combined a number of disciplines

under the Corporate Affairs and Sustainability banner. Creating a structure that will ensure we understand the needs of our stakeholders and can address them effectively.

ENHANCING SUSTAINABILITY PERFORMANCE

102-42 102-43



EMBEDDING SUSTAINABILITY

Stewart Bailey / Executive Vice President, Corporate Affairs and Sustainability

> *"Sustainability is a matter of financial materiality as well as corporate purpose."*

AngloGold Ashanti is not a newcomer to the increasingly sophisticated and more demanding sustainability landscape that is emerging. For well over a decade our business decisions have been made through an ESG lens to ensure we responsibly develop natural resources in partnership with our host governments and communities.

Sustainability is embedded in our business activities both as a driver for long-term value creation and as a pillar of our social licence to operate. As a result, we can generate improved returns to our providers of capital and generate increased opportunities to all our stakeholders.

The starting point is a comprehensive materiality assessment of ESG factors that determine our key sustainability priorities in consultation with a range of internal and external stakeholders. This assessment of material ESG factors enables the Company to better direct its efforts at creating both social and financial value. It also informs our corporate culture, helps identify our objectives and, influences how our senior leaders are compensated.

Governance

We believe governance is at the heart of a strong ESG performance. Our culture of transparent reporting internally and externally gives us the insight to ensure everything is working as it should be, right down to the site level. And in the face of unexpected challenges, our governance framework allows us to move quickly to address challenges that inevitably arise.

Our board executes a robust oversight of ESG risks and opportunities. Sustainability is well integrated at board level, with additional focus and oversight provided by the Social, Ethics and Sustainability Committee. This ensures that the interest of our communities and effective stewardship of the environment, are kept in focus as we work to meet our business objectives.

As part of our governance framework, we commit to global *policies and standards*, both regulatory and non-binding, going the extra mile to fulfil our responsible corporate citizenship that forms the backbone of our management systems.

The executive management team also plays an active and engaged oversight role in sustainability, ensuring that risks, impacts and opportunities are flagged and managed effectively – in order to prevent problems from turning into crises.

In addition, our comprehensive risk and assurance review process, with rigorous internal and external audits, enhances scrutiny and oversight, and provides an extra layer of confidence for our stakeholders.

Our priorities

- The **health and safety of our employees** is our first priority. We have steadily reduced injury and occupational disease rates during the last 10 years. Every death at work is a tragedy which enjoins us to redouble our efforts to strengthen our systems, reinforce our strong health and safety culture, and constantly look at the deployment of new technology to further reduce the risk of injury and eliminate fatalities.

ENHANCING SUSTAINABILITY PERFORMANCE continued

- We continue to review and improve our response to the **COVID-19 pandemic**, to ensure our employees are safe. We are also engaging with stakeholders to explore ways to support community-based vaccination campaigns as vaccines become more widely available.

- We set our first **emissions reduction targets** in 2008, well before it became commonplace to do so. Our scope 1 and 2 GHG emissions intensity targets were met years ahead of the deadline. As a result, our carbon intensity is 43% below our 2007 base year, while overall emissions of our portfolio have almost halved over that time.

  Drawing upon this experience, we are consulting new climate models as we look to set new targets this year as a precursor to charting a pathway to Net Zero, something we are firmly committed to. We are conducting detailed climate risk assessments and considering an aggressive set of future climate scenarios. Our inaugural TCFD report, expected in 2021, will align our disclosure to the best international practice and thus help us fulfil our climate ambitions.

- As a founding member of the ICMM, we have a robust governance framework of **tailings storage facilities (TSFs)**. A comprehensive system of checks and balances with four distinct levels of assurance has allowed us to keep a strong track record in managing an international portfolio of different types of TSFs. This TSF oversight system includes specialist inspections, external third-party reviews of TSFs, clear mechanisms for reporting risk and tracking mitigation measures, as well as appropriate channels to escalate issues at any site. Critically, in line with our overall governance framework, the board and the executive committee are kept abreast of the TSF status on a regular basis.

  We are committed to implementing the *Global Industry Standard on Tailings Management*, co-convened by the ICMM, the United Nations Environment Programme and the Principles for Responsible Investment.

- AngloGold Ashanti was one of the first signatories to the Women's Empowerment Principles issued by the UN Global Compact. This commitment has raised the bar of our performance; **gender diversity** is a KPI for senior management and female representation – at board and management levels – is on par with the good international practice. In 2015, we established a specific *Gender Equality Policy* that continues to guide our efforts to enhance gender inclusivity with oversight from the board's SES Committee. Moreover, we complete diversity and inclusion assessments across every site to identify roadblocks to inclusion in the workplace.

- Similarly, **respecting human rights** is a core business tenet that we strictly monitor. While there were no reported human rights incidents in 2020, this is another area where complacency cannot be tolerated.

  Our *Global Human Rights Policy* applies to employees, contractors and other business partners, including supply chain, state actors and joint venture partners. All sites have conducted human rights due diligence assessments, and grievance and independent anonymous whistle-blowing mechanisms are available for internal and external stakeholders.

  We continued the integration of human rights standards throughout our supply chain and implemented a Responsible Sourcing Programme across our Africa Region sites, to help us identify and handle possible risks posed by a supplier.

- In respect of the rights of **Indigenous Peoples**, our policy is aligned with International Standards and conventions, such as the ICMM Position Statement on Indigenous Peoples and the International Finance Corporation's Performance Standard 7 on Indigenous Peoples. Australia is the only country where Indigenous Communities are adjacent to our sites. For the last 30 years, we have developed a strong level of trust and cooperation with the traditional owners of the land where we operate.

- The premise of our social licence is to make a positive impact wherever we operate. We develop skills in our host communities and spend locally to build capacity in these markets. Above all, this involves sharing fairly the benefits of mining that often represent a significant injection of wealth to areas with otherwise limited alternatives of development.

  Last year, we contributed more than a $1 billion to governments in royalties and taxes. These revenues are important in the recovery from the pandemic at a time when entire sectors of the economy have been decimated. We paid more than $2 billion to employees and local businesses, helping to fuel an engine of economic prosperity around mine sites and beyond.

  We work closely with those communities, guided by the UN SDGs and with the priorities of local people in mind, to support their development and upliftment. As a result, we undertook social investment worth $22 million, targeting social infrastructure, health, education, and support for the youth and SMEs.

Our industry is well placed to have a positive impact on society, but we also recognise the challenges facing the sector. We are committed to abiding by our values and seeking improvements wherever possible, as we work to leave behind a positive legacy.

STAKEHOLDER ENGAGEMENT

102-40 102-44 102-46

Constructive, collaborative and respectful stakeholder relationships build trust and underpin our ability to create value.

Engaging with our stakeholders enhances our understanding of the operating environment and in turn facilitates informed decision-making. We engage regularly with key stakeholders to better appreciate their view of AngloGold Ashanti and to identify potential risks, opportunities and material issues.

Our stakeholder engagement approach

We are committed to collaborative and transparent stakeholder engagement. Our stakeholder engagement process aims to balance the needs, interests and expectations of key stakeholders with those of the Company at every stage of our business, from exploration to mine closure.

Oversight and accountability

The board has ultimate responsibility for stakeholder engagement. The SES Committee assists with oversight of material stakeholders and their issues. A formal stakeholder engagement framework provides for structured and constructive engagements at appropriate management and operational levels.

Stakeholder	Primary concerns	Engagement and response
Investment community	• Company and portfolio updates, performance and financial viability • Impact and management of COVID-19 • ESG performance and disclosure	• Email, telephone, video and one-on-one engagements at investor days and conferences • Regular reporting on COVID-19 protocols • Information published in annual reports, website and regulatory announcements
Employees and unions	• COVID-19 response and management • Job security and impact of asset sales • Employee value proposition • Safety and wellbeing • Diversity and inclusion	• Frequent and ongoing communication, employee meetings and briefings • Targeted safety, health, diversity campaigns • Regular, diarised meetings with unions
Governments and regulators	• Portfolio and project updates • Regulatory compliance • Flow of benefits	• Regular direct and indirect engagement • Compliance with all laws and regulations
Communities	• Employment and procurement opportunities • Legacy issues • CSI and LED programmes • Environmental impact	• Direct community engagement strategy focusing on each host country and matters at hand • Grievance mechanisms
Suppliers	• Procurement opportunities • Promotion of local procurement and capacity building • Responsible ESG practice	• Regular, ongoing engagement • Optimised participation by local companies and transfer of skills • Timely payment to and support of SMMEs
Industry partners and peers	• Regulatory changes and community challenges • Responsible ESG practices • Climate crisis and impact of climate change	• Virtual engagement platforms to collaborate with peers • Participation in drafting of international standards and principles
Non-Governmental Organisation (NGOs) and community-based organisations (CBOs)	• Environmental impact • Social performance and impact, with focus on human rights • COVID-19 management and response	• Regular direct and indirect engagement • Grievance mechanisms • Participation in collaborative relief efforts
Media	• Company's performance – economic, social, environmental • Leadership	• Regular engagement to facilitate understanding of AngloGold Ashanti • Targeted discussions on critical and emerging issues to manage reputation and address speculation

GOVERNANCE AND APPROACH

Our board is responsible for the oversight of corporate governance. The board acknowledges that sound governance principles and practices underpin the creation of value and the sustainability of the business*.

AngloGold Ashanti also recognises that strategy, performance, sustainability and risk are inseparable. A values-driven culture and the *Code of Business Principles and Ethics* (Our Code) underpin our governance structures and processes, committing the Company to high standards of business integrity and ethics.

The board is committed to promoting good governance and providing ethical leadership. There are five standing committees designed to take certain responsibilities on behalf of the board – The Social, Ethics and Sustainability (SES) Committee, Audit and Risk, Remuneration & Human Resources, Nomination and Investment Committees. The SES committee is responsible for assisting the board in monitoring matters relating to sustainability whilst ensuring that our sustainability objectives are effectively integrated into the business. It oversees the integrity of the Sustainability Report and approves it.

* *More information on our approach to governance is available in the <IR>.*

ANGLOGOLD ASHANTI'S BOARD AND COMMITTEES

The board is supported by its committees and oversees the implementation of the sustainability strategy. The SES Committee is responsible for assisting the board in monitoring matters relating to sustainability, while ensuring that our sustainability objectives are integrated into the business.

Audit and Risk Committee	Social, Ethics and Sustainability Committee	Remuneration and Human Resources Committee	Nominations Committee	Investment Committee

EXECUTIVE LEADERSHIP

Primary responsibility for managing sustainability matters rests with AngloGold Ashanti's leadership, in particular with the Executive Vice President: Corporate Affairs & Sustainability who is responsible for executing the sustainability strategy.

Chief Executive Officer	Chief Financial Officer	Executive Vice President: Group Planning and Technical	Chief Operating Officer: International	Executive Vice President: Group Strategy and Business Development

Executive Vice President: General Counsel, Compliance and Company Secretary	Chief Operating Officer: Africa	Executive Vice President: Corporate Affairs and Sustainability	Executive Vice President: Group Human Resources

FUNCTIONAL DEPARTMENTS

Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.

Safety	Health	Environment	Security and Human Rights	Government and Community Relations and Sustainability Reporting	Investor Relations and Communications

SITE GENERAL MANAGERS

At the highest operating level, general managers, are accountable for on-the-ground implementation of the sustainability strategy.

GOVERNANCE AND APPROACH continued

Group Compliance

Group Compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures. AngloGold Ashanti maintains policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws, including those requiring that accurate accounts and records be maintained. These policies and procedures are used to raise employee and stakeholder awareness relating to bribery and corruption. They include the following:

- Anti-Bribery and Anti-Corruption Policy
- Conflict of Interest Policy
- Gifts, Hospitality and Sponsorships Policy
- Procedure on Engagement of Agents and Government Intermediaries
- Political Donations and Political Activities Policy
- Supplier Code of Conduct
- Whistleblowing Policy

These policies and procedures are available on the intranet and internet sites in the main AngloGold Ashanti operating languages and are underpinned by a formal Code of Business Principles and Ethics. https://www.anglogoldashanti.com/company/governance/

To support group-wide compliance to the policies and procedures:

- training is undertaken periodically
- a formal compliance newsletter and ongoing briefs are released to the group focusing on different aspects of the policies and procedures
- all new employees undergo induction training that addresses these policies
- compliance risk reviews are performed by Group Compliance during site combined assurance reviews


Code of Business Principles and Ethics
OurCode

Our Code, launched in 2010, is the defining document on AngloGold Ashanti's values and ethics, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which the Company operates. It provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, the use of Company assets, privacy and confidentiality, disclosures and insider trading. The board ensures that the Company is a responsible corporate citizen not only considering its financial performance, but also the environment and the communities in which AngloGold Ashanti operates. The SES Committee ensures the application of these principles, while the executive committee is responsible for ensuring they are adhered to. Our Code is available on the intranet, internet and DVD in the main AngloGold Ashanti operating languages and is underpinned by a formal Code of Business Principles and Ethics. https://www.anglogoldashanti.com/company/governance/



Tanzania – Geita

COVID-19 RESPONSE


STOP! CORONAVIRUS
PROTECT YOURSELF AND OTHERS
THE MOST COMMON SYMPTOMS ARE:
WASH YOUR HANDS WITH SOAP & RUNNING WATER
PROTECT YOURSELF BY TAKING THESE STEPS:

Ghana – Obuasi

> ***"We understood, based on our lessons learned from Ebola and principles of public health, that we couldn't protect ourselves without protecting others around us"***
>
> **Dr Bafedile Chauke-Moagi** / VP Group Health

In 2020, the COVID-19 pandemic took an unprecedented toll on business and socio-economic systems across the globe. This forced businesses to take extraordinary measures to protect the health of people, and contribute to efforts to protect communities and cushion the economic impact of the pandemic. Given the interconnectedness between employees and communities, the measures we took were focused on both stakeholder groups.

We put various prevention and risk management protocols in place, applying lessons learned during the Ebola outbreak in Guinea in 2014, and our ongoing programmes that manage malaria across our Continental Africa operations.

In tackling the pandemic, clear and consistent communication and cooperation within the Company and with a range of external stakeholders, was fundamental in navigating through the pandemic and the rapidly evolving regulatory landscape it created.

It became quickly apparent how vital it was to ensure close and ongoing cooperation between health ministries, local government departments, community leadership and our own site management and health teams.

The mechanisms and effectiveness of this collaboration has been one of the more positive outcomes of the pandemic that we will work to make a feature of our business in the years ahead to better integrate broad health risk management, into the overall business. Over time this will contribute to productivity and our social licence to operate.

The pandemic has also further embedded our approach to health risk management into our business activities. This discipline has, in recent years, expanded to consider a range of complex social determinants of health in the context of prevailing social, economic and healthcare systems of our host countries. Some occupational and non-occupational health impacts have long latency periods while others may arise in an acute way, as in the case of the COVID-19 pandemic. In an effort to be more proactive in anticipating both short and long-term health risks, we have identified and introduced a suite of predictive leading indicators to help us continuously identify and assess potential problem areas and address them timely, in line with our quarterly health risk updates. The rapid evolution of the COVID-19 pandemic, and the manifold risks it presented, required closer monitoring and quicker internal reporting.

This pandemic also elevated other associated risks like the importance of optimising the focus on mental health, minimising non-communicable diseases associated with lifestyle and the need for systematic contribution to strengthening healthcare systems, local skills development and overall community development in our operating jurisdictions.

A multidisciplinary committee was established at the outset of the COVID-19 outbreak to implement a crisis management plan and steer the business through the pandemic. The centrepiece of this strategy was our Five-Phase preparedness and response plan based on lessons learned during the Ebola outbreak, with a clear trigger and alert response plan and associated risk monitoring system. We continue to monitor alignment and compliance with national regulations and guidelines.

We also developed protocols and guidance documents that were adjusted as the pandemic evolved to ensure timely mitigation measures were put in place. A risk matrix and reporting dashboard is reviewed on a weekly basis and covers travel management, supply chain, human resources and information management as well as government and community collaboration. Some of the various multidisciplinary controls included COVID-19 protocols to closely monitor chronic diseases and manage them, screening employees on their return to the workplace and referring suspected cases for testing and further management. Daily temperature and symptom screening on access to the workplace continues as we closely monitor and re-enforce a series of interventions around education and awareness; personal hygiene and disinfection of equipment,

COVID-19 RESPONSE continued

working environments and infrastructure; social distancing and prohibition of gatherings; remote work arrangements; and wearing of masks, among others.

Systems were also put in place to test and treat those with COVID-19 and to assist with isolation and quarantine measures as soon as possible. Given some limitations in local health systems, we also augmented testing capacity on and off the mine sites, supplemented by strengthened infrastructure support for hospitalisation, isolation and quarantine. AngloGold Ashanti also extended controls to dependents and communities. This is not only the right thing to do, but also a recognition that our business exists as part of its host communities.

Collaboration and partnerships to address the outbreak at local, industry and national level were key pillars of our strategy to control and manage the pandemic. We provided food, PPE, medical supplies and equipment, personal and environmental hygiene facilities and services, infrastructure support, remote mental health and medical services, as well as donations at various levels of governments. Education and awareness of both our workforce and communities remains critical to our prevention approach. We communicated intensively with stakeholders with respect to the new operating parameters, in line with our own COVID-19 protocols and those laid out in the applicable jurisdictions. We continuously adjusted communication campaigns to address emerging themes like prevention through responsible behaviours, testing, gender-based violence, and mental health, amongst others.

As at end of January 2021 AngloGold Ashanti had conducted more than 40,000 COVID-19 tests and our employees has seen a recovery rate of more than 92%. About 80% of the confirmed cases to that point displayed no symptoms.

Combined with other preventive measures, vaccines are critical in the control of the pandemic. With 22 candidate vaccines already in advanced trials in early 2021 and about nine already approved for emergency use in several countries globally, the race to develop and secure safe and effective vaccines by various governments and stakeholders has been unprecedented. This has resulted in stark mismatches in vaccine demand and available doses as well as 'vaccine nationalism', especially in the more developed and well-resourced countries. To this effect, manufacturers of currently approved vaccines have committed to sell vaccine only to governments through the United Nations- and GAVI-led COVAX facility as well as individual bilateral country agreements. (GAVI, a vaccine alliance formed in 2000, is an international organisation created to improve access to new and underused vaccines for children living in the world's poorest countries). Countries are at varying level of preparedness, planning and execution of vaccine programmes and given several challenges, it will be a long time before the desired herd immunity is attained in countries and at global level.

AngloGold Ashanti continues to support and explore opportunities for partnerships and collaboration with national authorities and



South Africa – Mponeng

contribute to efforts towards equitable access to safe, good quality and approved vaccines. Given the delays in the vaccine roll-out efforts, current controls are being re-enforced and maintained. These are growing in importance as social and travel restrictions are relaxed, compounded by growing COVID-19 fatigue as well as emerging variants from virus mutations. The ICMM, of which we are a member, Business Fights Poverty and The Partnering Initiative, in consultation with the Harvard Kennedy School, introduced its 'Building Forward Better Framework' during 2020. It aims to provide tools to boost cooperation and presents possible routes to achieving increased resilience post COVID-19. The ICMM sees the framework's focus as learning and thinking about mining's role in supporting communities through the immediate and long-term phases of COVID-19. It provides practical tools and allows companies to assess their own activities through examples. Key areas of action are lives (health and safety), livelihoods (jobs and income) and learning (education and skills). With respect to research around vaccines and anti-virals we continuously see opportunities to use global cooperative frameworks, so there is a more coordinated – and effective – global response to such events in the future.

COVID-19 RESPONSE – HUMANITARIAN EFFORTS

CASE STUDY: ***COVID-19 education campaign rolled out across AngloGold Ashanti Keeping employees and communities safe***

https://www.aga-reports.com/20/sr/stories/education-covid

AngloGold Ashanti implemented a host of initiatives on our mine sites and in the surrounding communities – including awareness and personal hygiene campaigns.


STOP!
CORONAVIRUS

COMMUNITY AND HUMANITARIAN WORK UNDERTAKEN

SOUTH AFRICA

- Two hospitals made available for exclusive use by government; direct contributions to state healthcare institutions, to aid frontline effort;
- Pledged $1m to Solidarity Response Fund – for rapid, targeted support of healthcare system and humanitarian support to vulnerable communities;
- Paid employee salaries/ benefits during shutdown;
- Partnership with Sasol and Imperial to provide bulk sanitiser to public hospitals.

GHANA

- Manufacturing hand sanitiser for public use;
- Donation to President's COVID-19 Trust Fund;
- AngloGold Ashanti Health Foundation supporting Ashanti Regional Health Directorate, Obuasi Municipal and District Assemblies and the Municipal Health Directorate;
- AngloGold Ashanti Malaria team, helping disinfect health centres in Obuasi Municipality and District.

TANZANIA

- Invested in various health projects in Geita region which will facilitate the efforts to fight the disease;
- Donation of $200,000 to the Tanzanian government;
- Donation of ten 1,000 litres water tanks for public handwashing campaigns;
- Construction of COVID-19 Isolation centre;
- Donations of essential Personal Protective Equipment (PPE).

GUINEA

- Donated masks, thermometers and gloves to Siguiri authorities to fight against COVID-19;
- Broadcast information programme using local radio station to raise awareness on preventative measures;
- Donations of $200 000 to the Government Relief fund;
- Donated hand washing tanks, sanitary kits and support to local health centers.

BRAZIL

- $280,000 donated to hospitals in the Minas Gerais and Goiás states;
- COVID-19 awareness campaign, educating employees and communities about the virus and providing ways to protect themselves and loved ones;
- Paid employee salaries and benefits during operational shutdown;
- Supplied 28 respirators to hospitals and health units in Minas Gerais and Goiás;
- Distribution of food parcels, PPE and sanitisers to communities by employees.

ARGENTINA

- Donations to the province of Santa Cruz – these included a range of hospital resources including disposable coveralls, transparent glasses, latex gloves and breathing units;
- Supplied ingredients for hand sanitiser to the Puerto San Julián police department and disposable coveralls to the fire department;
- Paid employee salaries and benefits during operational shutdown.
- Donation of $500,000 to National Health Ministry for COVID-19 detection reagents kits

COLOMBIA

- Launched the "A Purpose for Life" campaign to protect the health and well-being of the people as well as the delivery of food parcels and medical equipment including laser thermometers;
- Donated $15,280 to food banks in Bogota and Medellin, to help people who are unable to work during the quarantine period;
- Psycho-social support to host community members of Jerico;
- "Face Masks for Life" campaign to support the Southwest Region with 47,000 re-usable face masks.

AUSTRALIA

- Involved in the COVID-19 Community Support Initiative established by the Chamber of Minerals and Energy in Western Australia;
- Contributed $90,000 to the Royal Flying Doctor Service, Foodbank and Lifeline to assist COVID-19 patients in remote and regional WA, as well as support mental health and provide essential supplies to vulnerable community members;
- Sourced hand sanitiser stations, soap, and community hand washing machines in Laverton and Kalgoorlie;
- Awareness campaigns and regular contact with key stakeholders;
- Introduced an expanded e-mentoring Teach Learn Grow programme for one-on-one support to primary school students

GRI / SASB / Policies and standards

EMPLOYEE AND COMMUNITY HEALTH



Ghana – Obuasi

3 GOOD HEALTH AND WELL-BEING

PRIORITISED SDG

"Collaboration and partnerships to address the outbreak at local, industry and national level were considered as key pillars of AngloGold Ashanti's strategy to control and manage the pandemic."

The health of our employees and communities remained a key material issue. Our approach is driven by the inter-dependence between employees and community health and is informed by occupational environment as well as social determinants of health.

Our aspiration remains to create healthy workplaces, healthy employees and healthy communities. The health strategy aims to be proactive and focus on prevention both in the short- and long-term. We manage risk inside and outside the mine fence by reducing harmful workplace exposures, optimising employee fitness for work and general wellbeing, as well as minimising negative impacts on communities while leveraging opportunities to improve community health systems and our social licence to operate.

We work to embed the health discipline into the overall business strategy through our focus on comprehensive risk management processes. We provide baseline and ongoing information on internal and external risk and inform evidence-based critical controls and management initiatives. We must ensure availability of capable, adequately skilled and responsive personnel supported by bespoke policies, standards and process for each local context.

Information management is also critical to ensure that information is captured, analysed and used to inform decision-making. We endeavour to undertake occupational risk baselines and community baseline health impact assessments to ensure that we understand workplace exposures, community health needs and are responding to those.

Given our diverse portfolio of assets in jurisdictions across varying levels of development and risk profiles, we face different challenges across the globe. These are, however, standardised into a group of ten broad risk categories that are assessed on a quarterly basis to allow operations to continuously assess prevailing and emerging risks. In addition to unprecedented COVID-19 pandemic that affected our operations, African mines still face high burdens of communicable diseases like malaria and HIV/AIDS in the workforce, and remain partially reliant on external critical skills in areas like occupational hygiene and emergency medicine. It is also frequently challenging to access optimal medical services in-country. The remote training programme developed with support from the University of the Witwatersrand, in Johannesburg to build some of the identified critical skills in occupational hygiene in African operations was temporarily stopped due to COVID-19 restrictions. The training programme, to reduce over-reliance on expatriates, has to date produced five intermediate-level occupational hygiene technicians.

Non-communicable diseases such as diabetes, hypertension and cancer, still account for most of ill-health absenteeism. The importance of this risk was further elevated by the emergence of the COVID-19 pandemic which indicated that people with chronic diseases are at higher risk of developing severe forms of the disease which could be fatal.

Interventions to support the health and wellbeing of employees have been strengthened and focus on education, information and

MATERIAL ISSUES / SOCIAL continued

Employee and community health

awareness on preventive measures as well as ensuring access to early diagnosis and good quality treatment. We introduced various campaigns for communities on the prevention of multiple challenges presented by COVID-19, HIV, malaria, chronic illnesses and other relevant local issues. This is complemented by mental health support, which is also available to dependents. In Ghana the Iduapriem operation contributed to setting up a breast cancer screening facility in Tarkwa.

Despite the difficulties experienced during this extraordinary year with disruptions to planned work, all operations managed to continue workplace exposure monitoring and met the annual target of at least 70% monitoring, especially for noise and dust.

Our Africa operations made significant progress in improving occupational health capabilities:

In Ghana, Obuasi completed an in-house accredited occupational hygiene laboratory and the second phase of its baseline occupational hygiene survey.

A new modernised occupational health centre was constructed at Iduapriem in order to better facilitate linkages between occupational hygiene and occupational medicine.

Geita expanded its baseline occupational hygiene assessments to include a comprehensive ergonomics technical assessment by independent specialists from Muhimbili University in Tanzania.

Siguiri mine in Guinea received more modern occupational hygiene equipment to monitor noise and dust.

As anticipated, the exit of the South African assets from the AngloGold Ashanti portfolio has altered the profile of health risk as the majority of occupational disease cases had historically been associated with South African operations. This is mainly due to over-exposures over long periods of time as well as the high-risk nature of deep-level mining operations.

For 2020, there were no occupational disease cases reported outside of South Africa and a 47% year-on-year reduction in all occupational disease frequency rate (AOFDR) was recorded. We recognise that this is not a time for complacency and are focused on a preventative and proactive approach to employee and community health.

The start-up of our annual malaria control programmes across the region was delayed, but was eventually completed across the African operations. Our world-class Ghana malaria programme sprayed over 1 million structures, protecting more than 1,300,000 people against malaria and created 1,300 temporary jobs in local communities. This programme is a public-private partnership initiative that started after the successes of the initial AngloGold Ashanti-led community malaria programme. These were recognised by the government and nominated to receive a Global Fund grant to expand activities. In 2020, the programme operated in 16 districts of Ghana as well as 45 national prisons. Based on a strong performance, the programme secured additional funding from the Global Fund to continue work in the 16 districts through years 2021 to 2023.

We continued to use our malaria spraying platforms to support COVID-19 environmental hygiene initiatives at both Obuasi and Iduapriem. This programme received financial support from both AngloGold Ashanti and the Global Fund.

As at 31 December 2020:

Total number of confirmed COVID-19 cases (employees and contractors)

1,779

Total number of COVID-19 related deaths (employees and contractors)

13*

Total number of tests conducted (employees and contractors)

29,029

* *Including eight deaths at the South Africa operations*

New cases of silicosis
(number of new cases)


2016 131
2017 107
2018 47
2019 19
2020 6 RA

Noise-induced hearing loss (NIHL)
(number of cases)


2016 147
2017 132
2018 39
2019 20
2020 17 RA

All occupancy disease frequency rate (AODFR)
(per million hours worked)


2016 7.13
2017 7.03
2018 3.29
2019 1.36
2020 0.80

MATERIAL ISSUES / SOCIAL

GRI / SASB / Policies and standards

EMPLOYEE SAFETY



Ghana – Obuasi

3 GOOD HEALTH AND WELL-BEING

PRIORITISED SDG



"We have a systematic and integrated safety strategy and we aspire to achieve workplaces that are free of injury and harm."

At AngloGold Ashanti, the wellbeing of employees and their protection from injury and harm is the foundation of who we are and how we conduct ourselves.

Safety is our first value and the board provides leadership to ensure that safety remains AngloGold Ashanti's top priority. The SES Committee is rigorous in overseeing the implementation of our safety strategy which is aligned with recognised leading practice in global safety standards and systems.

AngloGold Ashanti has made significant strides in improving safety in recent years, by developing a systematic and integrated safety strategy fully owned and executed by the executive and operational leadership teams.

Due to the COVID-19 pandemic, all operations remain on high alert and we are actively dealing with operational risks as well as psychological consequences associated with the virus and lockdown arrangements. Changes to rosters and travel restrictions have meant individuals have been separated from their families for extended periods. Some of our review work has also had to be carried out virtually. Comprehensive emergency response and crisis management plans are in place at all sites to deal with COVID-19 and all other related risks.

Our group safety strategy, as defined in our 2017 Sustainability Report *(http://www.aga-reports.com/17/download/AGA-SD17-employee-safety.pdf)*, established a three-year workplan for the period 2018-2020. It has provided direction and guidance to achieve our 2030 aspirational goal of workplaces free of injury and harm.

We consider a number of areas: looking at eliminating both high-consequence low-frequency events and low-consequence high-frequency incidents through critical control management; introducing engineering and higher order controls; and improving organisational culture and behaviour. We continue to consolidate progress made in recent years by reviewing the safety strategy.

The review process was initiated with a survey, completed by senior line management and safety leads, to gain insights on how we can optimise the strategy to achieve our goal of workplaces free of injury and harm. We have developed detailed action plans at a group level, with the regional and operational leads adapting and incorporating the strategy into site improvement plans considering local circumstances and relevance.

During the year we continued to build on the same four key focus areas as stipulated in 2018 *http://www.aga-reports.com/18/sdr/material-issues/safety*. These are still relevant and remain applicable.

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Employee safety

CASE STUDY: Autonomous drill improves safety at Tropicana

http://www.aga-reports.com/20/sr/stories/tropicana-automation

We believe that a safe environment should be the outcome of a well-executed tactical, operational process as opposed to one of inputs. We support this principle with the following focus areas:

- ***execution through line management***
- ***improving organisational culture; information and knowledge management***
- ***technology and innovation***
- ***risk management***
- ***critical control monitoring***
- ***contractor management***
- ***implementing internationally recognised safety standards***

All our operating mines are OHSAS 18001:2007 certified, with Geita, Iduapriem, Siguiri, Cerro Vanguardia, Sunrise Dam and Tropicana Mines already migrated to ISO 45001:2018, with the remaining operations to follow. The certification process has however been impacted by COVID-19 travel restrictions.

Execution through line management

Through this focus area, we believe we can ensure effective structures, clear accountabilities and that there are competent people placed in key roles. In 2020, we made progress in taking the safety discipline framework further. We updated the 'Safety Health of Discipline Framework', and conducted competency assessments for Stratum III safety professionals using the group human resource's Talent Management System. The outcome of the assessments is being used to develop formalised individual development plans, career and succession planning.

Safety as a process, and as an outcome, is ultimately determined by line management, supported by safety practitioners. The safety leaders' team continues to influence leadership and safety practitioners, focusing on supervisors and operators at operational levels and encouraging all to lead by example.

We aim for leaders at all levels in the organisation to create conditions for workplaces free of injury and harm through their focus on people, work processes and the adoption of technology.

The monitoring of Safety Leading Indicators remains high on the agenda to drive line supervision involvement and participation in the Safety Management System routines and rituals. Visible leadership routines have continued to be strengthened in the year. Line managers do this to demonstrate leadership when conducting safety interactions.

Organisational culture

We strive to improve our organisational culture to achieve a superior safety performance and continuously engage in a downward readjustment of risk tolerance. By working with the Dupont Sustainable Solutions (DSS) model we have continued with our Safe Production Project in Brazil. This is a three-year project, concluding in 2021 and has the aim of reducing serious injury and recording zero fatalities and is already yielding positive results. A recent assessment conducted to review the level of compliance indicated improvements in all the categories.

We have a comprehensive number of lead and lag targets in place to reduce safety incidents. At a company and site level these form part of the Deferred Share Plan criteria, which is reflected in the Integrated Report.



Brazil – Serra Grande

MATERIAL ISSUES / SOCIAL continued

Employee safety



Australia – Sunrise Dam

Information and knowledge management

In managing a dynamic environment, it is important that the correct information is appropriately captured, modelled, shared and used to improve business decision making – enabling continuous and step change progress to achieve goals.

An Integrated Sustainability Information Management System (iSIMS) for the broader sustainable development disciplines is being deployed. This allows for Integrated Operational Risk Management and trending of key performance indicators at group, regional and operational level reporting.

Work on all modules continues and the incident management and action management modules are scheduled to go live in 2021.

Using data visualisation, dashboards simplify complex data sets to provide users with a quick and easily understood update on performance.

> ***"Our safe production strategy continues its focus on achieving our goal of zero harm. It has yielded safety-performance improvements over time."***
>
> **Christine Ramon** / Interim Chief Executive Officer

Risk management

Critical control compliance is an important tool in key decision making and in the elimination of high consequence events. Building on the work completed in 2019, critical controls received increased focus in 2020. Specific emphasis has been on analysing the correlation between critical control failures in critical control monitoring and control failures that contributed to High Potential Incidents.

Through this work we seek to establish a more holistic and proactive risk management approach in order to prevent repeat incidents. Learnings from incidents are communicated through a formalised process. At the operational level we continue to focus on the quality of incident investigations in order to identify and share key learnings across the organisation.

We are also involved in a number of external initiatives outside of the Company in efforts to promote a safer industry. As an ICMM (www.icmm.com) member Company, we are working in collaboration with some of the world's largest miners and equipment companies to introduce controls to reduce vehicle related risks.

During the year we completed an assessment of compliance with major hazard critical control standards for heavy mobile equipment and light vehicles. In addition to the compliance results, the self-assessment protocol also produced the results in the form of a maturity curve that will be utilised to map out current status by operation.

Through contractor management we ensure that contractor, supplier and partner relationships are compatible with AngloGold Ashanti's vision and values.

Our safety practices and training programmes extend to contractors. At site level, reporting on contractors' safety management, objectives and targets is in place. We are working to ensure that the contracting process allows for the integration of reliable companies, as defined in the contractor's life-cycle management standard.

MATERIAL ISSUES / SOCIAL continued

Employee safety



Ghana – Obuasi

Our performance

Sadly, during the year we lost six of our colleagues in fatal incidents. Fatal incidents are a harsh reminder of the safety journey we must still travel to achieve zero harm at all our operations. Each loss of a colleague remains a shocking and deeply sad event for all of us at AngloGold Ashanti.

Read more on page 6.

All injury frequency rate
(per million hours worked)


2016 9.39 4.09 7.71
2017 9.81 3.14 7.49
2018 6.56 2.13 4.81
2019 4.38 2.13 3.31
2020 3.12 1.74 2.39*
Employees
Contractors

Occupational fatalities
(number of fatalities)


2016 5 2 7
2017 5 2 7
2018 2 1 3
2019 0
2020 4 2 6
Employees
Contractors

Fatal injury frequency rate
(per million hours worked)


2016 0.06 0.05 0.06
2017 0.06 0.05 0.06
2018 0.04 0.03 0.03
2019 0.00
2020 0.10 0.05 0.07*
Employees
Contractors

High-potential incidents
(per million hours worked)


2016 210
2017 210
2018 140
2019 140
2020 177

* *Refer to the data tables (http://www.aga-reports.com/20/download/AGA-SR20-workbook.xls) for disaggregated disclosures for AIFR and FIFR.*

MATERIAL ISSUES / SOCIAL continued

GRI / SASB / Policies and standards

CONTRIBUTING TO RESILIENT, SELF-SUSTAINING COMMUNITIES


10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
PRIORITISED SDGs

Guinea – Siguiri



"We recognise the complexity and diversity of this environment and we seek to ensure a balance of our ethical responsibility, regulatory requirements and the business objectives."

Our ability to operate successfully is premised on our engagement with communities in an atmosphere of mutual respect. Our community relations activities are guided by our Social Performance management frameworks that are inclusive of the *Community Relations Policy* and its supplementary management standards and guidelines.

We remain committed to sharing value with communities through training and supplier development programmes and the localisation of employment and procurement opportunities on page 7. We recognise the complexity and diversity of the cultural, economic and social landscapes where we operate; and aim to balance our ethical responsibilities, regulatory requirements and business objectives. Our host and local communities are faced with intricate socio-economic challenges – especially poverty, high unemployment rates, low economic growth, inadequate infrastructure and access to basic services.

The COVID-19 pandemic has meant that many of these challenges have been exacerbated. Last year reminded us of the importance of our social performance and its impact on our ability to maintain our social licence to operate. At the same time, the pandemic appears to have reinforced community understanding of the role that AngloGold Ashanti can play – and has demonstrated the importance of strong, trusting and mutually beneficial relationships with our host communities.

Building relationships and partnerships

Positive stakeholder relationships are key to building trust with communities and other stakeholders, and in so doing enable a conducive environment where the Company can contribute to the resilience and sustainability of communities. Company stakeholder engagement processes are guided by our Stakeholder Engagement Management Standard, which is in line with IFC Performance Standard #2.

We continue to track our social licence to operate, as an indicator of the level of acceptability, legitimacy and trust in the Company by local communities. We also look to develop other ways to understand and enhance our stakeholder relationships – for instance, the community perception surveys which will be tested from 2021. A key aspect of managing relationships and partnerships with communities is the appreciation of the importance of tradition, and respecting communities' customs and hierarchies.

Our operations have community communication and stakeholder engagement strategies and implementation plans focused on maintaining our social licence to operate. These ensure that our stakeholders, including women and youth, are informed about issues such as operational

MATERIAL ISSUES / SOCIAL continued

Contributing to resilient, self-sustaining communities

processes and progress, community relations programmes and activities, and health campaigns.

Although COVID-19 had a significant impact on community engagement in 2020, we were nevertheless able to make progress on a number of initiatives, including:

CBOs/NGOs: virtual engagements to address legacy issues affecting the communities.

Australia: work has focused on maintaining our relationships with Indigenous communities around our operations on page 57.

Brazil: perception surveys were conducted in seven municipalities to evaluate our social, economic and environmental contribution. Results are expected at the end of Q1 2021.

Colombia: at Quebradona, several key engagements were held with external and institutional stakeholders in continued efforts to build relationships and partnerships as the projects continue in the permitting process.

Ghana: at Iduapriem, meetings were held with host community chiefs, Teberebie community and youth leadership, and the executives of host community youth associations, focused on providing more information about ongoing local economic development projects.

Guinea: at Siguiri, engagements with the Maleah Sub-prefect and Mayor, Siguiri prefectural and Kankan regional authorities resulted in the signing of the Block 2 MOU for the Foulata Communities.

Mine management also met with the local Djelitomba "Association of Griots". We recognise that griots play an essential role in social life and the Djelitomba are traditional communicators who have been conveying messages since ancient times and participate in the resolution of conflicts within communities.

Tanzania: at Geita we signed the 2020 Memorandum of Understanding listing Corporate Social Responsibility projects for implementation in the 2020/21 period, with the Geita District and Town Councils.

Given the impacts of COVID-19 on our community engagement work, AngloGold Ashanti is working with communities and wider industry peers to develop alternatives to in-person engagement, platforms which must ensure equal access for all parties.

Mitigating current and legacy impacts

AngloGold Ashanti acknowledges that mining activities may, at times, impact on communities, and as such these impacts must be dealt with fairly and transparently. These impacts are managed in line with group management standards adapted from the IFC's Performance Standards and the UN Guiding Principles on Business and Human Rights.

Our social impact management approach aims to identify and mitigate past, current and future impacts. Sites are expected to avoid or, where this is not possible, minimise their impacts on local communities through project design and management plans. Grievance mechanisms are critical to this process. We also remain committed to proactively consider issues and concerns from our local and host communities. All of our sites have grievance mechanisms in place that are accessible to all stakeholders. The implementation of the grievance mechanisms is also guided by our management standards on Complaints and Grievances, and Community Incident Management.

The implementation of the Community Information Management System (CIMS) has enabled us to record, classify and manage issues raised – and to follow due process when investigating, mitigating impacts, reporting and resolving the issues lodged.

Land access and resettlement

Land is a significant resource for the development and operation of our sites. It is also a critical resource for our communities. We are careful in the management of land acquisition processes.

Complaints and grievances in 2020

LA

Country	Operation	Complaints and grievances received	Number of complaints and grievances as at 31 December 2020
South Africa Operations		9	3
Brazil	Cuiabá Complex	133	12
	Córrego do Sítio	92	19
	Serra Grande	8	1
Guinea	Siguiri	24	3
Tanzania	Geita	13	4
Ghana	Iduapriem	150	[1] 127
	Obuasi	12	4
TOTAL		432	170

Note: There were no complaints and grievances reported in operations not included in this table.

[1] *It should be noted that the table reflects unresolved cases as at the end of December 2020. The majority of Iduapriem grievances (about 113) were lodged in the latter parts of Q4 2020 and these were related to blasting impacts, which usually has a longer resolution periods.*

MATERIAL ISSUES / SOCIAL continued

Contributing to resilient, self-sustaining communities

AngloGold Ashanti remains committed to avoiding resettlements wherever possible and will undertake them only as a last resort. Our *Land Access and Resettlement Standard*, in line with the IFC Performance Standard #5, provides the basis of the Company's approach. Where displacement is unavoidable, the consent of affected people is sought in free and fair engagement processes. We also ensure that affected communities are fairly and promptly compensated for loss of assets, and acknowledge the obligation to restore or improve livelihoods in affected communities.

Given that land can be a scare resource in some jurisdictions, the Company has programmes in place to coordinate with host governments to assist in the development and supply of living space to communities.

During 2020, land-related challenges included

Brazil: there were 112 land invasions at our concessions in Nova Lima and Raposos. This is an ongoing challenge, caused by migration into urban areas where living space is limited. We continued our efforts to create partnerships with municipal governments for the implementation of low-income housing projects.

Tanzania: at Geita, the assessment and evaluation of life-of-mine land requirements is underway, to establish a sustainable land-use plan. A strategy for co-existence with the host community is being developed.

Guinea: at Siguiri, a revised land acquisition process to access a haul-road from Block 2, took place and compensation payments were made to various impacted stakeholders.

In addition and as part of the IFC's Compliance Advisor Ombudsman conciliation process for the Area 1 resettlement, an independent resettlement specialist was jointly appointed to undertaking an independent study on resettlement, with deliverables including a Resettlement Assessment and a Livelihood Improvement Plan for the area where the communities have been resettled. See more here *http://www.cao-ombudsman.org/cases/case_detail.aspx?id=1259*.

Examples of the work we have progressed in the year:

- **Ghana:** In Iduapriem, the Ajopa Resettlement was completed and the site officially handed over. The Company has agreed to construct drainage to prevent flooding in the community.
- The Mankessim Resettlement Project is nearing completion after first approval was granted in 2012, in consultation with the affected community. Sixty-eight houses have been completed and 65 house owners have accepted their houses, with three claims still outstanding.
- **Brazil:** In Serra Grande, the voluntary resettlement project at the Santos Reis community (Crixás-GO) is still in progress and 45 of 51 households now occupying their replacement houses.
- **Colombia:** Quebradona Project: approved the assessments made by INSUCO and the implementation plan on the 13 Social Units of the properties required by the project. In addition, the social and legal support was provided during the delivery of Bariloche and San Antonio properties.

Cultural heritage and sacred sites

Respect for the culture and traditions of our host communities is essential to good community relations. Our commitment to legal obligations, adherence to international standards of good practice, and our management standard remains a priority in cultural and heritage management processes.

- **Ghana:** Iduapriem, Teberebie resettlement: traditional rites concluded and land purchased for the relocation of the Teberebie cemetery.
- **Colombia:** Quebradona, an archaeological artefact (art craft) was discovery at the exploration site in Jericó and subsequently reported to the Mayor of Jericó and the director of the Maja Museum. A legal process to protect and place the items in the local museum has been initiated with the relevant authorities.
- **Australia:** an ethnographic heritage survey was completed during 2020 for the Turing Project and associated Laverton district areas in Western Australia. A draft report has been received with a final report pending.



Tokunaso soap project: supporting women's empowerment

Ghana: Iduapriem mine

The Tokunaso soap project is one example of our continued efforts to target women's empowerment in line with SDGs 5, 8 and 10. Iduapriem Mine worked with the Municipality and Department of Cooperatives to design a soap production project thereby developing those with an interest into local entrepreneurs. This three-year project started in 2019 when a consultant was engaged to build the capacity of 30 direct project beneficiaries through training and coaching in management practices, soap making, packaging and marketing. In 2020 a soap factory production facility was successfully constructed. Iduapriem has ensured that the Tokunaso Women's group has the start-up kits required to produce assorted soap and detergents. During 2020 as we responded to the imperatives of the COVID-19 pandemic, the group was contracted by the mine to supply liquid and carbolic soap to the mine and local community.

MATERIAL ISSUES / SOCIAL continued

Contributing to resilient, self-sustaining communities

Socio-economic development

AngloGold Ashanti, as a responsible corporate citizen, endeavors to contribute in the promotion of socio-economic development of our local and host communities, through direct and indirect contribution towards local and national development initiatives. The contributions include taxes, royalties, compensation, rates, and community development initiatives. Given the different geographies we operate in, our community development programmes are premised on the specific needs of our host communities.

Our socio-economic development programmes are designed in partnership with local governments and host communities to increase economic growth, stimulate income-generating opportunities, create employment and nurture sustainable livelihoods beyond the life of mine.



Guinea – Siguiri

Investing in the infrastructure surrounding our operations, and in the health and education of our communities is not only good for business but also improves the systems and facilities that enable resilient and self-sustaining communities in the long term. All initiatives are undertaken in collaboration with local governments.

Our community social investments extend across enterprise and infrastructure development, education and skills development and public health initiatives. In Brazil, specific laws allow the Company to invest part of the income tax due in projects approved by the federal government in areas such as culture, sport, children and youth, elderly and disabled people, as well as health (particularly oncology).

Apart from our designated programmes, we continue to contribute humanitarian efforts in the form of in-kind donations and voluntary employee involvement. At Corporate office, the Hearts of Gold employee involvement programme, established in 2004, was relaunched during the year. In 2020, a donation made through the Hearts of Gold initiative, contributed R200,000 towards Solidarity Fund for COVID-19.

In Brazil, our employees volunteered in seven host communities creating awareness towards COVID-19 and there were 452 voluntary participants in more than 36 initiatives. This amounted to 847 hours and more than 6,072 people benefited.

Rice farming project: local supplier and enterprise development

Guinea: Siguiri mine

In line with sustainable development initiatives and the creation of incomes generating activities beyond ASM, SAG supported a rice farming project initiated by the Municipality of Kintinian which targeted some beneficiary groups of 3000 members in three villages, Kintinian, Mankity and Fifa. The project extends over approximately 500 hectares of land donated by the local authorities. The project also assists in optimising the use of the land beyond subsistence farming - the farm is close to the river and plans are in place to install irrigation for year-round production. In 2020, 346 hectares of land was planted with rice. In addition, three local contractors were awarded contracts to build a rice storage facility, agro-technicians accommodation units and a bridge. Construction work is expected to be complete in quarter 1 of 2021.



Localisation and inclusive procurement

AngloGold Ashanti is a critical contributor to the sustainable development of our host countries and communities. Our pursuit of strong governance, compliance with legal and regulatory requirements, recording and transparent reporting of our payments and funding activities, and honest and open engagements with our stakeholders enable us to gain trust and ensure accountability across the group. Our value sharing initiatives support our efforts to contribute to the UN SDG to promote decent work and economic growth (SDG-8).

In 2020 $2.43 billion was spent on procurement, of which 82% was spent with local suppliers.

Community skills and employment

Local hiring strengthens relationships and presents opportunities for a more inclusive and diverse workplace – resulting in long-term growth and economic diversification. 2020 saw more emphasis placed on local employment programmes, especially in our Africa region, where it is a growing expectation from communities. The implementation of Community Employment Procedures at various sites has resulted in increased (mostly temporary) employment for community members.

Local employment procedures include local employment targets, which reflect the outcomes of engagements with local stakeholders.

MATERIAL ISSUES / SOCIAL continued

Contributing to resilient, self-sustaining communities

The Company also creates value sharing opportunities for local communities, including Indigenous Peoples, through our local content and skills development programmes. Enterprise Development and SMME support programmes yielded positive results with an increase in the number of local suppliers. In Australia, six indigenous businesses continued to provide a range of services in 2020. The Company continued its partnership with Carey Mining, Australia's largest privately-owned indigenous mining and civil contractor, which has been closely associated with AngloGold Ashanti for more than two decades and remains an important service provider to our business.

Community Incidents

Community incidents or events around our operations or because of our activities that led to, or may lead to, disruption in communities and/or AngloGold Ashanti's operations, can be self-reported through iSIMS. They can also be reported by third parties through the sites' complaints and grievance mechanisms. All community incidents are managed in line with AngloGold Ashanti's Incident Management Standard. In 2020, 21 community incidents were reported, and these were predominantly related to community disputes over ownership and access to mine ore dumps in South Africa and demands for procurement and employment opportunities in Ghana and Guinea.

* *Community incident refers to an event that could lead or has led to loss of or disruption to AngloGold Ashanti's operations, services or functions, and/or impact on the livelihood of the community. These are unplanned events that could or have resulted in consequences to people, the environment, our operations or reputation, and/or social impacts.*

Strengthening systems and processes

The Company's robust social frameworks, policies, standards, and reliable information management systems remain the backbone of the community relations discipline. In 2020, the reviewed community relations policy and management standards were socialised. After a successful launch of phase 2 modules in 2019, the Community Information Management System (CIMS) will now be integrated into the Integrated Sustainability Information Management System (iSIMS). The integration is necessary to ensure integration with various business aspects, especially the integration in reporting and management of sustainability risks and incidents.

Continuous improvement in the reporting systems and management processes is key for the effective management of the community discipline. Social risk management processes continue to be implemented in line with the company's risk management framework, ensuring that social risks are identified and mitigated in a consistent manner across the organisation. The community relations discipline relies on Combined Assurance as a compliance and assurance programme in place to ensure that risk management, governance and internal control processes are operating effectively across the group. This programme, coordinated by our Group Internal Audit discipline, was undertaken on an online platform owing to COVID-19 restrictions and the gaps identified during these reviews are being addressed by site management and monitored by corporate office.

Our performance

Community incidents*
(number)


2016 2
2017 17
2018 26
2019 32
2020 21

LA

82%

Proportion of spend on local suppliers
(2019: 84%)

Total procurement spend
($ billion)


2016 1.98
2017 2.29
2018 2.06
2019 2.05
2020 2.58

Community investment (less equity-accounted investments)
($ million)


2016 20.16
2017 24.05
2018 22.25
2019 27.69
2020 20.59 RA


%

Community investment spend per focus area
(FY2020)

Focus area	%
Social infrastructure	40
Donations and capacity building	22
Health	18
SME support	10
Education and youth	8
Arts, culture and heritage	1
Environment	1

MATERIAL ISSUES / SOCIAL continued

GRI / SASB / Policies and standards

INTEGRATED TALENT MANAGEMENT



5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

PRIORITISED SDGs

Ghana – Iduapriem



"The COVID-19 pandemic has been a collective learning opportunity for new ways of working and the future of work."

People are central to our business and we work to ensure our employees feel valued and engaged. The flexibility and resilience of our workforce is highlighted in our collective response to the COVID-19 pandemic.

The world of work has been changing at a rapid pace of the past decade and in 2020 the COVID-19 pandemic has challenged our most basic assumptions of how we work together. However, together with a combination of well organised management response and the resilience and adaptability of our employees, AngloGold Ashanti was successful in ensuring business continuity and competitiveness whilst dealing with increased uncertainty.

We depend on people to ensure the efficient operation of our assets and the effective management of the business. Our operations are a significant source of employment to the communities surrounding our operations. From the onset of the pandemic, we have taken the responsibility to safeguard the health of our employees and prevent the spread of the virus as we are aware of the impact on communities at large. Furthermore, the Company's board and Executive leadership decided that no AngloGold Ashanti employee should be negatively impacted from an employment perspective as a result of COVID-19.

COVID-19 management approach and operational adaptations

We customised working arrangements to protect vulnerable employees.

We also implemented a restriction on non-essential business whilst ensuring key strategic objectives are still met through the use of online platforms. In areas where work is mainly office based, we implemented remote working arrangements and equipped employees with the necessary tools and infrastructure to work from the safety of their homes. This reduced the need for employees to travel to an office environment and work in confined office spaces.

AngloGold Ashanti has introduced COVID-19 Compliance Officers throughout the business to ensure that the adapted workplace protocols and behaviours are strictly applied.

MATERIAL ISSUES / SOCIAL continued

Integrated talent management

CASE STUDY: *Strong Minds, Strong Mines*
https://www.aga-reports.com/20/sr/stories/strong-minds-strong-mines

Talent management

AngloGold Ashanti has always recognised that effective talent management practices are needed to remain competitive, navigate the volatile macro-economic environment and achieve strategic objectives. As such, the Company has continually strengthened the operationalisation and maturity of its talent management processes.

The talent review and succession planning processes have continued to strengthen internal talent pipelines. Reviews are continuously conducted to identify of talent and support successor development for key roles. During 2020, the Company improved its succession coverage ratio for critical and key roles. Representation of women in the talent pool has increased.

During 2020, 90% of vacancies were filled by internal candidates. Amongst these were four female senior management appointments.

Retention of identified talent and potential successors remains a critical focus and retention risk is continually assessed and actively managed. A number of retention risk mitigation strategies have been implemented effectively and have resulted in approximately 95% retention rate of AngloGold Ashanti talent in 2020.

Learning and development

Learning and development is aimed at ensuring employees are equipped to execute the business strategy and leaders can provide an empowering work environment. Measures are continuously introduced to build the requisite skills and capabilities necessary to deliver against business focus areas and plans.

Interventions are aligned to future role requirements and linked to clearly identified development needs.

Leadership development assessments for key successors augments individual development planning and future talent decisions. A rigorous approach to succession planning for key roles is being cascaded through the organisation and progress is closely tracked.

The Company has continued to promote learning and development despite the challenges of COVID-19. The following sections highlight some of the key learning and development interventions during 2020.

Chairman's Young Leader Programme

Established in 2015, the Chairman's Young Leaders Programme (CYLP) develops and nurtures young talent, enhancing the Company's future talent pipeline.

Since inception, the programme has graduated 40 young leaders with female representation of approximately 53% (alumni and current). Approximately 78% of the candidates have been promoted or their scope of work broadened. The programme has achieved a retention rate among alumni of about 88% over the years. Half of last year's intake were women.

Blended learning approach through a range of effective talent development interventions:

Experience (70%)

Learning on the job and by doing:

- Job rotations/developmental roles e.g. CYLP
- Acting or deputisation
- Project work
- Stretch assignments
- Operational/site visits
- Cross functional exposure

Exposure (20%)

Learning through others and informally:

- Executive coaching
- Mentorship
- Senior leadership exposure
- Board exposure
- Professional / external forums

Education (10%)

Learning through structured and formal programs:

- Professional qualifications / seminars
- Executive development programs
- Managerial and leadership development programs
- On line learning


NO INJURIES
S OUR FIRST VALUE
ONE
WORLD-CLASS
OPERATOR,

Chairman's Young Leaders Programme

MATERIAL ISSUES / SOCIAL continued

Integrated talent management



Tanzania – Geita

Future Leaders Mentorship Programme

Our Future Leaders Mentorship Programme launched in September 2018, established structured mentor/mentee relationships aimed at skills transfer and accelerated career development for CYLP Alumni. To date, 25 young leaders have been trained on mentorship and matched with mentors to undertake a 12 to 18-month mentorship process. Twenty of the 25 relationships have already commenced.

AngloGold Ashanti Mentorship Programme

The AngloGold Ashanti Mentorship Programme was developed as an extension of the Future Leaders Mentorship Programme offered to the CYLP alumni.

Due to the COVID-19 pandemic, mentorship training is being conducted online. To date 93 mentees (44% female and 56% male) have been trained. The average age of the mentee pool is 36 years, with an average tenure of 5.2 years. 101 mentors have been trained (26% female and 74% male), at an average age of 45 years, and an average tenure of 8.7 years.

Online learning and development

The COVID-19 pandemic accelerated the shift from traditional classroom training to virtual learning. High levels of participation were noted, validating the need for employee learning and development as well as AngloGold Ashanti user readiness for digital learning. Online interventions were tested from August to October with 107 individuals who participated from Argentina, Australia, Brazil, Colombia, Guinea, Ghana, Tanzania and South Africa.

The implementation of personalised online learning is underway. Making use of artificial intelligence (AI), learning interventions will be recommended based on individual development needs, skills requirements and learning preferences. The overall aim is to provide a comprehensive online curriculum to support AngloGold Ashanti's blended learning approach to provide high-impact learning for employees.

Diversity and Inclusion

The Diversity and Inclusion framework completed and approved by the board in 2019 aligns group objectives to foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. It acts as a guide in the application of the diversity and inclusion principles, across AngloGold Ashanti operations,

MATERIAL ISSUES / SOCIAL continued

Integrated talent management

CASE STUDY: ***AngloGold Ashanti's Women's Forum***

https://www.aga-reports.com/20/sr/stories/group-diversity-inclusion

and ensures consistent implementation of initiatives and programmes.

Diversity and inclusion is a line management accountability, in line with AngloGold Ashanti's value of treating each other with dignity and respect.

Governance structures will be put in place to support all diversity and inclusion objectives.

A Global Women's Forum has been established, with executive sponsorship, incorporating the diversity committees which have been established in each region.

We have developed a policy framework with regional and business unit policies on diversity and inclusion aligned to the group objectives and the local legislative requirements as well as HR policies.

In line with Company values and our commitment to human rights, no discrimination will be tolerated. Diversity in the workplace as a concept is something that organisations have only recently started considering, and significant work is needed to establish overarching corporate guidelines to ensure diversity.

Organisational culture and management style also need to be addressed as part of this and diversity should include a cultural change across the Company and management style. This should go beyond 'number crunching' to changing norms and integrating diversity issues in the leadership practices and development programmes. All senior management will have diversity, inclusion and equity incorporated into their key performance indicators.

To ensure there is a common understanding of diversity, inclusion and equity across the business, the organisation has conducted unconscious bias workshops across the organisation. In 2020, 95% of all senior management, including the board and the executive committee, attended Unconscious Bias Workshops through face-to-face and online platforms. We aim to roll out this training to all employees during 2021. These workshops will be aimed at assisting employees to confront their unconscious biases, to overcome barriers to inclusion, and to support implementation of diversity and inclusion frameworks.

We aim to see equal pay for work of equal value and will conduct a gap analysis to ensure there are no unfair income differentials, and that performance management and appraisal is equitable to all staff irrespective of race, gender, ethnicity, religion and sexual orientation.


You matter &
You belong
Our diversity is what makes us stronger
Gender
Age
Social background
Religion
Disabilities
Culture
Sexual orientation
Language
Find out what we're doing to build a diverse and inclusive company
diversity.anglogoldashanti.com
Stronger, together
AngloGoldAshanti

MATERIAL ISSUES / SOCIAL continued

Integrated talent management



Australia – Tropicana

Localisation

The employment of people from host countries and communities has remained an important priority for AngloGold Ashanti, particularly in Africa. This priority is linked to our Company value and intention to make communities better off through our presence.

Since 2016, we have achieved a 30% reduction in the deployment of expatriate employees. A number of intentional interventions have contributed to this reduction. Internal capacity building through initiatives such as technical assessments, structured development plans, local talent pool mentorship, and international exposure, have contributed to strengthening local talent pipelines.

The regional recruitment policy has been revised and reinforced and the Company has partnered strategically to advance localisation objectives

The Company has embarked on an extensive talent mapping process to identify external pools of national talent

Graduate programmes are active across the Africa Region combined with the appointment of high potential local talent in key roles

Extensive mentoring and lifelong career guidance for local talent

Provision of ongoing support and development to Chairman's young leaders within the Africa Region.



We realise that there is still much work to be done to further reduce dependence on expatriate employees and improve gender representation in local talent pools. The Company has set itself a target to reduce the number of expatriate employees in Africa to below 100 in the next three years. To do so, the focus will be on the further development of leadership skills and key technical mining and artisanal skills in partnership with local training institutions.

MATERIAL ISSUES / SOCIAL continued

Integrated talent management



Employee relations

The AngloGold Ashanti approach to employee relations is predicated on a relationship-based model. We strive to establish constructive relations with our employees and their union representatives based on our Company values and our determination to embed interest-based collective bargaining. Working closely with our sites we are also at the forefront of ensuring that we comply with local legislation and regulatory obligations. Our employees are highly unionised and the need to build positive relations is part of our overall stakeholder management philosophy. Although employees in Australia and the USA are not unionised, the Company ensures sound employee relations through compliance with labour legislation in these countries, fair company policies and procedures and promoting healthy relationships through effective line management practices.


EX 403
EX 404
EX 405
Total Ex-pit
Standby
Down
EX 405

Tanzania – Geita

The following information reflects the key employment relations and engagement activities, which took place in the year. 102-41

TANZANIA: Geita

- 86% of employees are unionised in the bargaining unit.
- Business union wage negotiations with the unions and a new collective bargaining unit was successfully concluded without strike action and/or operational disruption.
- A process was started to renegotiate the compressed working week agreement following the termination notice of the existing agreement by the trade union (TAMICO).

GHANA: Obuasi

- The reintroduction of the Ghana Mineworkers Union was successful and there is an understanding that the level of representation will be limited and not extend to stratum 1 employees (excluding certain sensitive positions). 80% of these employees are unionised.
- Broad agreement with the union pertaining the process of unionisation.
- A process to conclude a three-year collective bargaining agreement was embarked upon.

GHANA: Iduapriem

- Four unions represent junior staff and senior staff respectively, comprising 80% of the employees. These employees are also subject to collective bargaining.
- Collective bargaining and wage negotiations took place during 2020 and a three-year agreement was successfully negotiated, wage discussions for 2021 will convene during March.

GUINEA: Siguiri

- 94% of employees are unionised
- Collective bargaining negotiations for wage and conditions and services will start between July and September 2021.
- In order to bolster relations and to manage potential conflict, regular capacity building for union/management on collective negotiation techniques and mediation are conducted.

MALI: Sadiola

The sale of Sadiola was concluded in December 2020. A detailed process for integration with the new owner is in place as well as initiatives to deal with any residual issues:

- While the site was in operation under our management 99% of employees there were unionised;
- A national strike action took place in Mali during November but our operations were unaffected.

MATERIAL ISSUES / SOCIAL continued

Integrated talent management

COLOMBIA:

- Colombia projects do not have unions yet. HR team are working close to the employees based on leadership, continuous conversations about performance, labor conditions, solving issues, leadership and team work.
- The labor relations strategy was defined for construction and operation for Quebradona project.

BRAZIL:

Corrego do Sitio, Cuiaba and Serra Grande

- 24% of employees are unionised (registered as Union members) in Brazil.
- 99% of employees covered by collective bargaining agreements.
- All operations were able to successfully conclude wage negotiations in August 2020 without strike action.

ARGENTINA:

Cerro Vanguardia

- 90% of employees are unionised.
- Salary increases were agreed until 04/30/2021.
- The annual bonus payment (percentage) was agreed.
- The demands of different unions are intensifying in all the mining companies of Santa Cruz Province (private guards union, construction union, truck drivers' union).



Tanzania – Geita

Our performance

Board gender representation


%

Male	56%
Female	44%

Executive management gender representation


%

Male	67%
Female	33%

Training and development expenditure
(2020: $m)


$m

South Africa (including corporate)	5.74
Americas	1.06
Australasia	1.14
Continental Africa	2.82

Total average number of employees – Group
(number)



2016	52,649
2017	51,480
2018	44,249
2019	34,263
2020	36,952

30%

reduction in deployment of expatriates

MATERIAL ISSUES / SOCIAL continued

GRI / SASB / Policies and standards

SECURITY



Ghana – Obuasi

16 PEACE, JUSTICE AND STRONG INSTITUTIONS

17 PARTNERSHIPS FOR THE GOALS

PRIORITISED SDGs

We view security as a significant contributor to business value. Our primary security concern is the safety of people, which includes our host communities. We also take precautions to protect our assets and secure the operational stability of our mines.

Our approach to security is guided by policies designed to meet security needs while respecting human rights on page 55. We are committed to the Voluntary Principles on Security and Human Rights (VPSHR) which serves as the key driver in our security management practices.

AngloGold Ashanti operates in an increasingly complex security landscape across all our jurisdictions where we have a significant presence. We recognise that the security threats differ and different environments present varying risk profiles. During 2020, we saw heightened risks across our operations as a result of the COVID-19 related pandemic and we introduced measures and initiatives in response. The review of structures and health protocols has been a focus, and we have used new technology to monitor people and protect health.

Security of our employees and our assets is a priority and as a result of the COVID-19 socio-economic downturn we saw a rise in general criminality in all the countries in which we operate. This required increased engagement with internal and external stakeholders, especially community leadership and public security agencies, to ensure a collective effort in response.

We continue to address the significant challenge that artisanal and small-scale mining (ASM) and illegal mining activities pose at our sites in Tanzania, Ghana, Mali, Guinea and Colombia.

We have seen some success from initiatives and mitigation measures introduced in the last few years, with a decrease in the number of injuries and fatalities as a result of ASM and illegal mining.

A good example of this is at the Siguiri mine in Guinea where an increase in ASM and illegal mining activities required a focused intervention from a social and security perspective. Initiatives including reviewing technology and manpower resources, have been rolled-out, leading to fewer incidents.

Fatalities to AngloGold Ashanti security personnel in the line of duty
(number)

2016	2
2017	0
2018	0
2019	0
2020	0

Injuries to AngloGold Ashanti security personnel in the line of duty
(number)

2016	35
2017	22
2018	30
2019	25
2020	8

25% REDUCTION In theft and loss incidents

MATERIAL ISSUES / SOCIAL continued

Security

The Security Memorandum of Understanding (MoU) for the use of Public Security Forces was signed by the Guinea Ministry of Mines and Geology in the year, a first for the extractive industry in Guinea.

At Geita Mine in Tanzania, the community policing initiative-in conjunction with the Tanzanian Police Services continues to yield positive results. We have seen fewer intrusions and a reduction in potential conflict on the mine site.

We continue to focus our efforts on the review of our security management practices. This includes working closely with community leadership and public security agencies. This work has meant we have seen a drop in the incidences of harm to our employees and the wider community.

Ensuring the security of people and assets through evolving strategies remains a priority as we proactively work to mitigate risk.

Fatalities to community members related to security intervention
(number)

2016	0
2017	1
2018	2
2019	0
2020	0

Injuries to community members related to security intervention
(number)

2016	36
2017	32
2018	40
2019	49
2020	35 LA





CASE STUDY: *Adjusting security systems to respond to COVID-19*
https://www.aga-reports.com/20/sr/stories/covid-security

Cybersecurity

The COVID-19 pandemic and the rapid move to remote working for many employees presented significant technological challenges. Through consistent investment in technology, together with the dedication of our global technology personnel, the Company experienced no significant disruptions. Our improved business processes and increased efficiency meant we could pivot to remote working, leveraging off investment in digital technology that underpins mobility, communications and cybersecurity.

Cyber related threats continue to grow, with malicious parties targeting industrial organisations with extortion through ransomware. As a technology-focused Company, there is a global risk to our systems. Maintaining cybersecurity across our operations is an ongoing concern. Technological innovation is often not highly visible but these developments, and ensuring our technology is protected from attack, are key to the Company's sustainability.

The cybersecurity team operates a global 24/7 service that monitors all information technology assets in real-time, scanning for any imminent threats. We are committed to minimising the risk to the business and have incorporated the NIST Cyber Security framework into our cybersecurity operating model at all levels. For assurance, all policies and procedures are reviewed on a regular basis and audited for compliance.

Digital transformation is disrupting industries and reshaping how traditional businesses operate. It allows organisations to automate manual processes, thereby increasing productivity and agility. It has the power to change traditional business models fundamentally.

The COVID-19 pandemic has been a catalyst for many organisations that traditionally were slow to embrace new technologies. AngloGold Ashanti has a well-defined digital transformation roadmap with various uses defined, each with the potential to improve operational performance, ensure reliable delivery, compliance to planning, and improve yields and safety.

An organic approach has been adopted in the deployment of these transformational technologies, allowing for experimentation and flexibility. Technologies are first piloted and tested thoroughly on a small scale at one operation, and once the benefits are validated, are adopted at other operations.

AngloGold Ashanti is in various stages of the implementation of several of these transformational technology-based solutions, including, but not limited to autonomous drilling, real-time fatigue detection and monitoring, accident collision avoidance, vehicle condition monitoring, plant anomaly detection, robotic platform automation and training bots.

MATERIAL ISSUES / ENVIRONMENT

GRI / SASB / Policies and standards

ENVIRONMENTAL STEWARDSHIP



Ghana – Obuasi

6 CLEAN WATER AND SANITATION / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 13 CLIMATE ACTION / 15 LIFE ON LAND

PRIORITISED SDGs



"Effective stewardship of the environment is kept in focus as we work to meet business objectives."

Our environmental stewardship activities are focused on managing the impact of our operations on land, water, air and energy resources. Our programmes are governed by the Group *Environment Policy, Standards and Guidelines*. A number of programmes were progressed, and others completed, during the year.

In common with many industries, the COVID-19 pandemic and subsequent national lockdowns and travel restrictions introduced changes to the status quo in the mining industry. Environmental authorisation processes were amongst those impacted, requiring our environmental staff to evolve innovative approaches to ensure that permits, critical for the continuation of operations, were obtained.

In Brazil, to limit delays in several licensing processes caused by travel restrictions on regulators conducting site inspections, the team worked with regulators to provide focused drone video footage of project areas. In Colombia, the National Environmental License Authority (ANLA), mindful of the limitations that social distancing has on public consultation around the Quebradona Environmental Impact Assessment (EIA), worked with us to overcome the challenge of holding traditional town hall sessions. This has included the design of virtual engagements, to be run in 2021, with the emphasis on ensuring equal access to all parties and that the legitimacy of the permitting process remains the absolute priority. In some cases, however, as was the case with Siguiri in Guinea, extended delays due to COVID-19 restrictions resulted in a few environmental permits expiring before the renewal processes could be completed. Despite the challenges, the Guinean environment regulator undertook a public consultation and site verification for the proposed Siguiri Block 2 mining project, granting the environmental permit within the anticipated timeframe.

Our environmental stewardship approach involves managing the impact of our operations on air and water resources and using natural energy resources efficiently. We also work to rehabilitate previously disturbed land and protect valuable biodiversity in areas where we operate. At site level, these management processes are governed by our Group Environment Policy, Standards and Guidelines. Each operating site's environmental controls are implemented through its Environmental Management System (EMS), which is certified to the ISO 14001:2015 standard. COVID-19 travel restrictions also impacted on some sites' EMS recertification processes, which in

MATERIAL ISSUES / ENVIRONMENT continued

Environmental stewardship

agreement with respective auditors, underwent virtual audits of their management systems to the extent possible, with field verifications to follow once travel restrictions are lifted. The combined assurance audits through which we assess conformance against our Environmental Standards were similarly impacted, resulting in remote reviews of an operation's performance, also to be augmented once restrictions are lifted.

Despite the operational challenges, AngloGold Ashanti's environmental teams continued to progress several initiatives through the year with a number of programmes completed. An example is our Obuasi redevelopment project in Ghana, where we developed an enhanced management operating system, clearly setting out the accountabilities and workflow maps in between the environment line functions.

Environmental incident rate

(number of incidents per million tonnes mined)


2016
1.77
2017
1.43
2018
1.43
2019
1.25
2020
1.51

Audits and certification updates

The pandemic had a varied impact on certification processes and audits throughout our operations.

- Sunrise Dam's Cyanide Code was successfully recertified.
- An online International Organization for Standardization (ISO) surveillance audit was completed for the Generative Exploration unit.
- At Cerro Vanguardia virtual follow-up audits of the ISO management system were performed.
- Remote audits successfully completed at Iduapriem and Siguiri. Physical site verifications to follow when COVID-19 restrictions are eased.

87% certified

to International Cyanide Management Code

94% certified

to ISO 14001:2015

Obuasi will initiate work towards ISO14001 and ICMI recertification during 2021

Reportable environmental incidents

Incident description	Immediate and corrective actions
On 16 January 2020, an engineering team at Siguiri mine was preparing to connect the new Tinkisso river water supply pipeline to the existing raw water pipeline at the Return Water Dam area, 1.7km from the Siguiri processing plant. The team needed to drain the existing pipeline to complete the tie-in. Unfortunately, the tailings Return Water pipeline running alongside the existing raw water pipeline, was opened and drained for three hours. The drained water, assumed to be raw river water, was directed to the nearby Diamon stream. The team was alerted to their mistake and immediate remedial action was taken.	Hydrogen peroxide was dosed to neutralise any potential residual cyanide in the process water and the stream was diluted with raw water from the Tinkisso River. The nearby community was advised of the incident and community wardens were stationed to prevent human and livestock access. The Siguiri Environment Directorate was notified and invited to site for sampling and assessment. Water quality sampling continued until the impacted stream was confirmed as being safe. Within four days, sample results showed complete dissipation of the impact downstream of the spillage location.
Power outages during mid March at Siguiri mine's Wartsila power plant resulted in the overflow of the mills and various process plant tanks. This occurred while construction to upgrade the plant's pollution dam was underway and temporary spillage control infrastructure was being used. An estimated 25m³ of the water being held in the temporary containment system, seeped through the slightly porous laterite wall, pooling outside the fenced area and was discovered during a security patrol. Samples recorded contaminants higher than the IFC effluent standards.	The area was immediately barricaded, and samples collected and analysed. Hydrogen peroxide was applied to the ponded water to neutralise any cyanide present and the water was pumped back to the plant.

MATERIAL ISSUES / ENVIRONMENT continued

Environmental stewardship

Incident description	Immediate and corrective actions
On 5 June 2020, a leak developed on a section of Cuiabá mine's tailings pipeline, located between the plant and the TSF. Most of the material spilled onto the unpaved TSF access road, but despite additional measures to contain the spill with geotextiles, an estimated 5m³ entered the Cuiabá Creek via a system of stormwater ditches and sedimentation sumps. Samples of the impacted stream found manganese and turbidity outside of compliance limits.	The residue pump system was stopped and work to repair the pipeline initiated. In parallel with clean-up operations of the road and the stormwater drainage system, water quality and sediment monitoring downstream of the site was initiated. Mine staff informed the environmental authorities and key stakeholders, including community leaders. Monitoring of the watercourses showed the effect to have completely dissipated within two days. Fine tailings material on the banks of the Sabará river was later cleaned up.
On 20 June 2020, a buried pipeline conveying impacted storm water from Obuasi mine's dormant Pompora TSF facility, for treatment at the Pompora Water Treatment plant, was reported to be leaking. An estimated 200m³ of impacted stormwater was released to the clean stormwater bypass canal running alongside the TSF and discharging into the Kwabrafo stream. Subsequent investigation found that the pipe was likely damaged by earth moving equipment passing next to it, but being buried, the damage remained undetected until rain was being routed off the TSF.	Water samples taken at the incident site and downstream in the Kwabrafo river showed contaminants above the Environmental Protection Agency (EPA) effluent quality guidelines. However, throughout 2020, this has been characteristic of this part of the Kwabrafo river, in large part due to illegal mining disturbance in the watercourse.

Incident description	Immediate and corrective actions
A leak on Mineração Serra Grande's tailings pipeline was detected by mine staff during inspections at the end of June 2020. On evaluating the extent of the spill, it was discovered that released slurry had reached the Vermelho River via a natural drainage path. Water sample results taken in the river did not detect any appreciable changes in its water quality. Community and local authority representatives enquired about the incident and responses were provided by mine staff.	The pumping systems were immediately shut down and the leak was repaired. The environmental authority and key stakeholders (including community leaders) were notified and the environmental agency visited the site on the subsequent two days. Samples of water, soil and sediment were collected by the environmental agency authority and Serra Grande staff. The mine was requested to provide the regulator with additional information such as water, soil/sediment analyses and findings from its internal investigation.
Following a 40mm rainfall event in mid July, on the Saddle 3 area of Siguiri mine's TSF, a large volume of stormwater runoff accumulated against Saddle 3's paddock wall. The paddock system is designed to contain runoff from the outer slopes of the cycloned TSF wall. Static pressure from the standing water caused a rathole to form at the base of the paddock wall, allowing the stored water to be released onto the TSF perimeter road. This overwhelmed a secondary containment bund located outside of the TSF perimeter road and the spill continued beyond the TSF outer fence, onto community-owned cashew farms. Water samples showed some contaminants were above the IFC Effluent Discharge Standards.	The impacted area was secured to prevent further discharge outside the TSF fence and to avoid any livestock accessing the spillage. Detailed incident and geotechnical investigations noted the primary cause to be improper maintenance of the paddock containment system, which allowed water ponding in a single area. The paddock was reconstructed with segments to prevent a recurrence and with facilities to regularly remove accumulated silt.

MATERIAL ISSUES / ENVIRONMENT continued

Environmental stewardship

Incident description	Immediate and corrective actions
After searching for the source of sporadically elevated levels of contaminants in a nearby stream, on 30 July 2020, the Obuasi mine's environmental monitoring team discovered a vandalised HDPE pipeline discharging water into a drainage system. On investigation it was found that a ~3m portion of the pipeline had been removed and stolen by unknown person(s). The source of the water was identified as a bypass stream from the water treatment plant, which intermittently directs excess process water to the mine's Pond 3 facility, for temporary storage.	After the flow was stopped, the missing portion of the line was re-installed. At the time, theft had been a significant issue on the mine footprint, with other materials being stolen from sites where construction was ongoing. The incident was reported to the Ghana EPA who requested the mine to share its investigation outcomes, and recommendations on preventing similar incidents.
At the Obuasi mine during mid November, the crew of an engineering contractor was tasked with installing a new 400mm isolation valve on the South TSF return water pipeline The task required draining residual water from a partly opened flange on the pipeline, to a predetermined containment zone. However, when the supervisor left his crew to fetch some additional tools, they further opened the flange to increase the flowrate of the water being drained. This resulted in process water overrunning the intended containment zone, and spilling an estimated 25m³ into a storm drain that leads to a natural wetland area. Samples at the point of the release recorded contaminants in excess of the EPA guidelines. Fortunately, upstream and downstream analyses did not show a determinable impact from the event.	On discovery, the flange bolts were immediately retightened and the work halted. It was only recommenced after water levels on the TSF had sufficiently reduced and the pipeline fully emptied. Approximately 75% of the water was pumped back from the concrete containment area to the TSF. The need to ensure adequate supervision for all tasks and that they are executed to plan, was reiterated with all AngloGold Ashanti and contractor staff, as well as the need to consider potential environmental impacts during job planning.



Ghana – Obuasi

MATERIAL ISSUES / ENVIRONMENT continued

GRI / SASB / Policies and standards


WATER
6 CLEAN WATER AND SANITATION
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
PRIORITISED SDGs

Tanzania – Geita

WATER

In 2019, to align our water reporting with the ICMM Consistent Water Reporting guide, we undertook an analysis of our operating sites' water context using the WWF (World Wildlife Fund) Water Risk filter. This has been updated during 2020, and we have elevated the profile of water scarcity in our overall reporting on water.

In Tanzania, proof of concept trials for in-situ groundwater remediation were undertaken downstream of Geita mine's TSF. These proved to be successful and we are planning for full implementation of this in-situ sulphate remediation methodology.

During 2020, the AngloGold Ashanti operations in Brazil completed updates to their water accounting systems. In addition, water balance scenarios were run to simulate the effects of decommissioning existing TSFs, in response to new legal requirements, and transitioning to TSF filtering and dry stacking technology. This work is essential in informing the future water use needs at each mine site.

In 2020, our overall water use intensity shows an increase. This metric reflects water withdrawn from the environment to offset production-related consumption losses. To a small degree, this change is ascribed to COVID-19-related throughput disruptions, but it also signals an ongoing change in AngloGold Ashanti's asset mix, with South African operations only included up to September 2020 and the effects of production ramp-up at Obuasi mine.

Water use intensity
(kilolitres per tonne treated)

2016	0.59
2017	0.61
2018	0.57
2019	0.59
2020	0.68

In-situ water remediation at Geita

AngloGold Ashanti is rolling out a novel in-situ water remediation project at the Geita mine in Tanzania, working with a local Tanzanian/German joint venture partner that will use a process where naturally occurring bacteria directly remediates sulphate in groundwater.

The technology – known as In-situ TSF Bioremediation – is ground-breaking.

The AngloGold Ashanti team worked to adapt it to the mining context, making them the first to introduce it on a mine site.

The fact that the remediation takes place at the site of contamination is key, as it means the process has a very low environmental impact. It can be used instead of more intrusive water remediation solutions such as constructing a water processing plant, digging trenches and pumping the water back to a TSF.

With a successful concept study completed last year, the project is to be rolled out in three phases at Geita. This in-situ remediation approach has scope to be applied at other sites where it could be used not only at TSFs, but around pits as part of decommissioning.

The process uses naturally occurring bacteria in the ground water to remove contaminants such as sulphate and nitrate and because the bacteria is in-situ, the process, once established, will become self-sustaining after a few years.

For the process to work, a carbon source – in this instance, vegetable oil – is introduced to the impacted area, providing food for the micro bacteria. A combination of sulphur, sulphate and nitrate reducing bacteria carry out the remediation.

After acclimatising, the bacteria convert the nitrates to nitrogen gas and precipitate the sulphates to physical sulphides. Vegetable oil is added over the course of a few months, while the team determines how much, and how often, this needs to take place in order to sustain the contamination-busting bacteria. This process will, over time, build a barrier that prevents the spread of sulphate enriched water beyond the reaction zone.

MATERIAL ISSUES / ENVIRONMENT continued

Water



Percentage of sites by catchment stress category (%)

High stress	17%
Moderate stress	75%
Low or very low stress	8%



Group site water sources and local climate type (%)

Arid and semi-arid	57%
Arid and semi-arid (low quality groundwater)	25%
Arid and semi-arid (utility water)	19%
Arid and semi-arid (surface water)	13%
Tropical (surface, ground and utility water)	30%
Dry sub tropical (surface water)	13%

Source: WWF Water Risk Filter



Ghana – Obuasi

Our interactions with water

21,252ML extracted from surface water

18,250ML extracted from groundwater

7,903ML imported from water utility suppliers

23,341ML harvested from rain on process facilities

190,762ML reused water

261,541ML needed to sustain core operational site tasks of:

- Surface and underground mining
- Underground mine cooling
- Ore milling and processing
- Tailings transport and deposition
- Dust suppression
- Dewatering
- Water Sanitation and Hygiene (WASH) services

73% reused water

64,730ML consumed through evaporation, entrainment and other task losses

6,016ML treated and discharged to surface water

Other Managed Water: water diverted to the environment, not used in production tasks **13,895ML**

MATERIAL ISSUES / ENVIRONMENT continued

GRI / SASB / Policies and standards

CLIMATE CHANGE AND ENERGY



12 RESPONSIBLE CONSUMPTION AND PRODUCTION

13 CLIMATE ACTION

PRIORITISED SDGs

Ghana – Iduapriem

> *"Physical climate risk assessments were undertaken for all operations in 2020."*

Climate change remains a focus and the past year saw the formation of an internal Climate Change Working Group (CCWG). Its members are drawn from key functions and from across our operating regions. The primary purpose of the working group, whose mandate is secured by the Executive Committee, is to lead the development of an updated climate change response for the Company.

Its work broadly includes:

- developing new climate change objectives for AngloGold Ashanti that will enhance the climate resilience of our operations and host communities
- framing further climate mitigation targets that are aligned with our business plans and supported by internal climate performance incentives
- implementing the recommendations of the Task Force on Climate-Related Financial Disclosure.

The CCWG's work in 2020 focused on reviewing the extent to which climate-related issues and risks are integrated into the business and on updating our knowledge of the physical climate risks in the locations where we operate. Physical climate risk assessments were undertaken for all our operations using current climate models under three Representative Concentration Pathway (RCP) scenarios. These virtual workshops were facilitated by *Acclimatise*, a leading physical climate change specialist and included outlining of climate adaptation plans for each operation. Over 2021, these adaptation plans will be further refined and their implementation initiated.

The sale of our South African assets during the third quarter resulted in a reduction in our overall carbon emissions, more than offsetting those attributable to Obuasi mine's ramp-up.

In 2008, the Company targeted a 30% reduction in the GHG emission intensity of its portfolio by 2022, off a 2007 base. This was reached by 2018 and although 2020 saw a slight increase in carbon emission intensity, it remained 43% below 2007. We have also achieved a 48% reduction in absolute carbon emissions since 2007.

While the portfolio's long-term emission reductions are partly due to changes in the Company's asset mix, material reductions were delivered by energy-efficiency and fuel switching projects. Our Quebradona project in Colombia is expected to use power from the national grid, which is predominately hydropower.

MATERIAL ISSUES / ENVIRONMENT continued

Climate change and energy

GHG emissions
(kilotonnes)

Year	GHG emissions
2016	4,062
2017	3,953
2018	2,571
2019	2,570
2020	2,337 RA

GHG emissions intensity
(kilograms of GHG per tonne treated)

Year	GHG emissions intensity
2016	48
2017	46
2018	32
2019	32
2020	33 RA

Energy consumption
(petajoules)

Year	Energy consumption
2016	28.55
2017	29.76
2018	25.38
2019	26.32
2020	25.57 RA

Energy intensity
(gigajoule per tonne treated)

Year	Energy intensity
2016	0.33
2017	0.35
2018	0.32
2019	0.33
2020	0.37 RA

Combined Scope 1 and 2 emissions intensity



kg of GHG per tonne treated
41.3kg/TT target line 30%
70
60
50
40
30
20
10
0
59 60 60 61 58 54 45 43 45 48 46 32 32 33
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Combined Scope 1 and 2 absolute GHG emissions
(Million metric tonnes)



5
4
3
2
1
0
-48%
4.5 4.5 4.5 4.5 4.3 4.5 4.6 4.6 4.2 4.0 4.0 2.6 2.6 2.3
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020



Brazil – Serra Grande

MATERIAL ISSUES / ENVIRONMENT continued

GRI / SASB / Policies and standards

TAILINGS MANAGEMENT



15 LIFE ON LAND

PRIORITISED SDG

Cuiaba Tailing Storage Facility

> *"We have a robust governance framework of tailings storage facilities."*

The ICMM, UNEP and PRI co-convened a global tailings review to establish an international tailings management standard. The review was led by Dr Bruno Oberle and has culminated in the launch of the *Global Industry Standard on Tailings Management (GISTM)* at a virtual event in August 2020. The standard places a strong emphasis on community engagement, governance and independent review.

Through its membership of the ICMM, AngloGold Ashanti has committed to implement the GISTM at all facilities classified with very high and extreme potential consequences within three years, with the balance being completed within five years of the launch.

This means that, in three years, most of AngloGold Ashanti's sites will be GISTM compliant. The group's geotechnical team has developed a gap assessment against the GISTM's requirements for roll-out to operations starting in 2021.

We have developed a detailed framework for our tailings management practices that sets principles, standards and guidelines for the construction, management and oversight of TSFs. We focus on the sound management of all phases of the TSF lifecycles and recognise that each TSF is unique and that there is no single design or operating technique that can be adopted universally. This tailings management protocol places AngloGold Ashanti in a strong position in relation to compliance with the standard.

Following the sale of our South African and Mali operations, AngloGold Ashanti now manages 22 tailings facilities, down from 34, with 15 active TSFs and 7 inactive (dormant).

The failure of the Brumadinho TSF in Brazil prompted significant amendments to relevant legislation. These changes have prompted amendments to our operating methods, and our operations in Brazil are currently working on converting to dry-stacking operations in advance of decommissioning of their existing TSFs.

In accordance with Brazilian legislation, automated scanning stations have been installed on TSF slopes to track and detect movement. The system is set to trigger warning sirens in line with the emergency preparedness and response plans that have been tested with affected communities.

> *"The TSF oversight system includes specialist inspections, external third-party reviews, mechanisms for reporting risk and tracking mitigation measures."*

MATERIAL ISSUES / CROSS-CUTTING continued

GRI / SASB / Policies and standards

HUMAN RIGHTS


10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

PRIORITISED SDGs

Guinea – Siguiri



"We have processes in place to identify, prevent, mitigate and report on our impacts on human rights."

Respecting Human Rights is embodied in our values – from valuing the safety and health of individuals, treating every individual with dignity and respect, to valuing communities and the environment. We recognise that the issue of human rights cuts across the entire business and extends to our business partners including supply chain, state actors and joint venture partners, and public and private security providers. At AngloGold Ashanti, human rights continue to be material to the Company as we acknowledge the potential for our activities to impact them.

Our approach to human rights is guided by our *Human Rights Policy* and *Human Rights Due Diligence Standard and Guideline*. Our framework is informed by the Universal Declaration of Human Rights (UDHR) and the United Nations Guiding Principles for Business and Human Rights (UNGPs). We refer to all internationally recognised human rights as expressed in the International Bill of Human Rights and the International Labour Organisation Declaration on Fundamental Principles and Rights at Work. See more on employee and labour relations, diversity and inclusion on pages 40-43. Our policy is consistent with the 10 principles of the United Nation's Global Compact (UNGC). Our commitment includes the rights of indigenous peoples, women, children and other groups in society whose situation may render them particularly vulnerable to adverse impacts on their rights.

We have set ourselves the 2030 human rights aspirational goal of "No human rights violations" in line with the SDGs. As such we continue to embed the culture that every AngloGold Ashanti employee has the responsibility to uphold human rights principles. We follow processes to enable the remediation of any adverse human rights impacts we may have caused or contributed to. Potential human rights violations and allegations are generally self-reported. All operations have grievance and independent, anonymous whistle-blowing mechanisms to ensure that all grievances and allegations are investigated and actioned accordingly.

The human rights landscape is quickly shifting with government and regulators moving towards mandatory human rights due diligence (HRDD) and reporting regulatory requirements such as the Modern Slavery Act. The European Union is already looking at introducing legislation during 2021 to ensure companies prevent human rights impacts. In Australia the Modern Slavery Act passed in 2018 requires that we report annually on the risks of modern slavery in our operations and supply chains, and actions taken to address those risks. See more on pages 65-66.

2020 was a year like no other as the COVID-19 pandemic presented extraordinary challenges. Our focus was to ensure closer engagement with internal and external stakeholders as we worked to address the human rights concerns intrinsic to protecting the health of our employees and communities. Please see more about our COVID-19 humanitarian efforts on page 25.

MATERIAL ISSUES / CROSS-CUTTING continued

Human Rights

"A key component of the AngloGold Ashanti Human Rights Framework is the implementation of a Human Rights Due Diligence assessment across the group"

Embedding Human rights into the business

Our journey began in 2017 with HRDD assessments done at all our operations to set the baseline. By 2019, the assessments commenced at a Group level to continue embedding HRDD and assess progress from our baseline. Continued Group-level HRDD assessments at all our operations during 2020 were delayed as a result of the COVID-19 pandemic. Self-assessment reviews were, however, completed across our portfolio, and virtual group-level assessments conducted at Iduapriem, as part of the internal combined assurance audit. We are mindful that we cannot allow any complacency to creep into our business, particularly given its scale and diverse operating footprint. We therefore continually seek ways to improve our human rights performance. We provide human rights awareness training in the form of induction, classroom-based, refresher or online training. During 2020, a total of 11,574 people received human rights awareness training. We are also conducting a comprehensive review of the Human Rights framework, with the view to relaunching programmes and initiatives during 2021.

Human rights and security

As a member of the ICMM, AngloGold Ashanti actively participates in the ICMM Security and Human Rights Working group designed to promote human rights. We continue to participate in the Voluntary Principles on Security and Human Rights (VPSHR) initiative, a collaboration between companies, governments and NGOs. These principles provide guidance on AngloGold Ashanti's broad approach to security management (see Security). Within this context, our ongoing interaction with public and private security providers plays a central role in ensuring our security service providers maintain AngloGold Ashanti's standards. In 2020, 99% of security personnel received training on the VPSHR, and the respect for human rights.

Human rights and responsible sourcing

Our approach to responsible sourcing demonstrates our understanding of the severity of potential human rights infringements in our supply chain, and the reputational risks this



Tanzania – Geita

could hold for the Company. As such, we maintain our commitment to ensuring that we assess and investigate the ethics, labour and environmental practices of our direct and indirect suppliers. With our *Supplier Code of Conduct* we aim to provide our suppliers with clear guidance on our expectations for their behaviors and business practices. We continue to apply our supplier self-assessment questionnaire (SAQ) to better monitor and track performance in this regard. During 2020, we undertook to update our SAQ to encompass the modern slavery requirements which focus on potential modern slavery risks in our supply chain.

Human rights and gender-based violence

Gender-based violence is a topic that invokes sadness, grief and anguish. It is not an easy issue to tackle, but we recognise that businesses have an important role to play and a lot to gain by their efforts in this regard, including improved overall performance, productivity and retention. The victims of gender-based violence deserve our efforts.

MATERIAL ISSUES / CROSS-CUTTING continued
Human Rights

In 2018, UN Secretary General António Guterres described violence against women and girls as a "global pandemic" and "a mark of shame on all our societies." Indeed, gender-based violence affects 1 in 3 women globally. Of its many forms – including physical, sexual, psychological and economic – physical and sexual violence carried out by intimate partners, or domestic violence, is the most widespread. Among their many negative effects, domestic violence and sexual harassment interferes with women's full and equal participation in the workforce. They impair employees' physical and mental health and well-being, leading to stress, anxiety, loss of self-esteem, motivation, and even job loss. It also affects women's opportunities for advancement and career progression. Women usually bear the brunt of gender-based violence, although others are also at risk, including members of the LGBTQI community.

We aim to support our employees through a suite of policies and procedures including our *Sexual Harassment Policy*, whistleblowing policy, reporting and grievance mechanisms. We continue to create awareness across the business through staff briefings and encouraging staff to sign up and support the various initiatives such as the He4She movement, an initiative of UN Women. AngloGold Ashanti supports the international campaign for 16 Days of Activism against gender-based violence. We also continue to work in partnerships with the various NGOs and/or places of safety.

In 2020, AngloGold Ashanti through the Corporate CSI Fund contributed $17,000 towards the purchase of equipment for the care and maintenance of the Frida Hartley Shelter, a refuge and recuperation space for abused women and children including programs to aid the healing process and empowering women with skills to be able to stand on their own.

Through the AngloGold Ashanti Chairman's fund, the company supported the Institute of Healing Memories with funding of $67,000 towards the organisation's Gender Based Violence programme and social cohesion dialogues across a few provinces in South Africa.

The rights of Indigenous Peoples

Embedded in our values is the understanding and respect for the values, traditions, and cultures of the local and Indigenous Communities in which we operate. Although only our operations in Australia are close to indigenous communities. AngloGold Ashanti seeks to ensure that our interactions with Indigenous Peoples are in keeping with the basic human rights and their social, economic and environmental interests. We are guided by our human rights framework and the *Indigenous Peoples Management Standard* which aligns to the International Standards and conventions including the ICMM Position Statement on Indigenous Peoples and the IFC's Performance Standard 7 on Indigenous Peoples. The principles of free, prior, informed consent are therefore largely applied in all our interactions with host communities and indigenous peoples, focusing on good faith negotiation. In addition, our Cultural Heritage and Sacred Sites Management Standard, also supports our focus on the rights of Indigenous Peoples. We contribute through various programmes aimed at providing opportunities for participation in employment, education, gender equality, inclusive procurement amongst others.



Ghana – Iduapriem

MATERIAL ISSUES / CROSS-CUTTING continued

Human Rights



Australia – Tropicana

Even though the roll out and/or implementation of most projects was impacted by COVID-19 restrictions, we were able to assess a number of our programmes virtually or by other appropriate means. In response to COVID-19, we were able to contribute significant funds to the Royal Flying Doctor Service, Foodbank and Lifeline (a free mental health service) through our membership of the Gold Industry group in Western Australia. Other immediate needs for communities in Laverton and Kalgoorlie were met through sourcing hand sanitiser stations, soap and community hand washing machines.

Our Indigenous Employment Programme known as "Get into Mining" saw seven trainees who started the programme in 2019 successfully graduate and transition into full-time roles at our Tropicana Gold Mine during 2020. This was the third successful delivery of the programme by AngloGold Ashanti and its business partners Macmahon and Carey Mining.

As part of our education programmes, we started supporting the Dandjoo Darbalung initiative in partnership with JV partner at Tropicana Gold Mine, IGO, Sunrise Dam mining contractor, Barminco, and Sandfire Resources. Through the partnership, we have committed to a three-year sponsorship of this programme to provide support for Aboriginal students with their tertiary studies while encouraging and nurturing their cultural identity.

As a founding member of the Laverton Leonora Cross Cultural Association (which adopted a new constitution and new name to become the Laverton Cross Cultural Association Inc. in 2019), we continue to provide management support to the association. This community-based association is a collaborative project also supported by Glencore, Lynas Corporation and Gold Fields, as well as local Aboriginal organisations, pooling their resources to generate stronger and more sustainable local community-based initiatives. The LCCA operates as a community hub, which includes an art gallery for Aboriginal artists to display and sell their works, a women's room for arts and crafts projects and a workshop shed, which is used for a range of activities from wood working to music programmes.

Our performance

Number of reported human rights incidents under VPSHR
(number)

2016	2
2017	3
2018	0
2019	0
2020	0

Number of human rights allegations under VPSHR
(number)

2016	6
2017	2
2018	1
2019	3
2020	0 LA

13,483

people received human rights awareness training

New suppliers screened in 2020

	%
Using labour practices criteria	46
Using human rights criteria	46
Using environmental criteria	46
Using impact on society criteria	51

MATERIAL ISSUES / CROSS-CUTTING continued

GRI / SASB / Policies and standards

ARTISANAL AND SMALL-SCALE MINING


1 NO POVERTY
8 DECENT WORK AND ECONOMIC GROWTH
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS
PRIORITISED SDGs

Tanzania – Geita

"We cooperate with governments, communities, civil society, the private sector and international bodies to support sustainable futures for communities around our operations."

Artisanal and small-scale mining (ASM) operations, where individuals and a growing number of organised groups mining informally and sometimes illegally, either on previously mined areas or in some cases on sites belonging to AngloGold Ashanti, is a material concern to the Company. Many of these people are subsistence miners, working in dangerous conditions to earn a living. Others, though, are part of collectives, mining for larger operatives, with little respect for safety or the environment.

The COVID-19 pandemic may lead to social unrest as depressed economies see more people looking to earn an income. This, and the impact of climate change and political instabilities in some areas, leading to the displacement of communities, may lead to a rise in informal ASM and illegal mining. We have long advocated for increased efforts in the formalisation of ASM, helping to educate and provide safer work environments and alternative avenues for the people around our mines to secure a living.

At Siguiri in Guinea, illegal mining activities in our concessions remain. We work with local and regional authorities, community leaders and other stakeholders to assist in mitigating or reducing this risk to communities and our operations. In the year, our active pits remained clear of illegal mining mainly because of the Memorandum of Understanding signed with the community and authorities in late 2019, a positive outcome achieved through comprehensive stakeholder engagement at all levels.

We have invested heavily in earthworks and revegetation to rehabilitate sites but we continue to experience disturbances of rehabilitated land by artisanal miners. Of a total of 532.34 ha rehabilitated at Siguiri, 115.61 ha has been disturbed by artisanal mining activities. About 160 ha of the total area has been used in a project to create other avenues for income and cashew trees have been planted as part of a cashew farm project *(http://www.aga-reports.com/20/sr#stories)*.

We are working to limit ASM risk at Siguiri and have initiated a multi-stakeholder ASM formalisation process, which is being led by the Guinean government. The Siguiri Social and Security project aims to address ASM/illegal mining, community upliftment and associated activities. During 2020, Siguiri made positive progress, evidenced by ongoing positive dialogue and minimal business disruptions.

In Tanzania, Ghana, Mali and Colombia, we are part of ongoing multi-stakeholder initiatives to advance co-existence and formalisation.

Our approach is aligned to the Intergovernmental Forum (IGF) on Mining, Minerals, Metals and Sustainable Development 2013 policy framework, and its 2017 guidance document to help governments implement strategies to regulate ASM.

To achieve advances in formalisation and reduce the risk to people and our business, we will continue to cooperate with governments, communities, civil society, the private sector and international bodies, focusing on dialogue with all stakeholders, with the goal of helping to support sustainable futures for communities around our operations.

GRI / SASB / Policies and standards

INTEGRATED CLOSURE


11 SUSTAINABLE CITIES AND COMMUNITIES
15 LIFE ON LAND
PRIORITISED SDGs

Ghana – Obuasi

> *"Planning for closure requires a multi-focused approach, which considers social, economic, environmental and governance issues."*

Our approach to integrated closure management seeks to ensure that our activities minimise adverse impacts on people, the environment and broader society. Our *Closure Planning Standard* was established to set a consistent benchmark across all our operations and ensure multi-disciplinary identification and management of current and future closure risks and liabilities in a manner that adds value.

Planning for closure requires a multi-focused approach, which takes into account related social, economic, environmental and governance issues. The social impact of closure is perhaps the least understood and potentially the most difficult element to gauge and manage effectively. AngloGold Ashanti recognises the importance of fostering and contributing to resilient and self-sustaining communities over the entire lifecycle of mining operations.

Economic considerations are integral to integrated closure planning, exploring and capitalising on economic succession planning throughout the entire mining lifecycle – from design, through operations and beyond closure.

From an environmental point of view, we continue to ensure that all our operations have closure plans that comply with all applicable laws, regulations and requirements. In line with contributing towards the SDG 15, we continue to conduct environmental assessments and ensure investment in post-closure rehabilitation both for purposes of land restoration and biodiversity enhancement. During 2020, Geita mine's Closure Plan was approved by the National Mine Closure Committee with a condition for the Geological Survey of Tanzania and the State Mining Corporation to carry out feasibility studies for processing the old TSF. The geochemical, geotechnical and hydrogeological risk assessments of the old TSF, which predates the current Geita mine, were initiated. Before the South Africa assets were sold to Harmony, the closure plans were updated and consolidated with the objective of aligning them with the Financial Provisioning Regulations 2015, published under National Environmental Management Act (NEMA), for submission in June 2021.

Planning at the early stages

Our greenfields projects take into account closure considerations and the related costs of feasibility reports. For brownfields exploration, incremental closure activities and associated costs arising from any project are documented, using the operation's existing closure plan as a baseline and as a source of relevant rates. We are also establishing an integrated business planning process that seeks to better integrated ESG matters into mine planning and execution. The process will establish stage gates, incorporate trigger points and enable a multi-disciplinary decision making. During 2020, our Quebradona project in Colombia presented the future mine's progressive closure plan to the National Licensing Agency, as contained in the Environmental Impact Assessment (EIA). This included the Biodynamic Park designs for the observatory, mist trapper and nursery.

MATERIAL ISSUES / CROSS-CUTTING continued

Integrated closure

Land use and rehabilitation

We understand that our use of mining land is temporary, and it is our responsibility to ensure that land disturbed during our activities may be safely restored and protected, with minimal impact, beyond our mining activities. We continue to implement rehabilitation measures where we have disturbed land and where portions of our tenements will not be mined, we seek to free up those portions of land for alternative use.

With the re-establishment of our Obuasi mine in Ghana, the Closure Consultative Committee (CCC) which comprises AngloGold Ashanti, the Minerals Commission and the Environmental Protection Agency (EPA) and Local Assembly and Traditional Authorities was established. The Committee serves as an advisory body providing strategic guidance and tracking of rehabilitation and closure work.

During 2020, the CCC had oversight of the completion of rehabilitation work at the Eaton Turner Shaft and Tailings Treatment Plant area which covers an area of about 40 hectares. The project was initiated in June 2019 and was completed in August 2020. The EPA confirmed in September 2020 that land use completion, as specified in the mine's Reclamation Security Agreement (RSA), had been attained.

Geita made good progress with implementing its 2020 rehabilitation plan, with 184 hectares of land reprofiled and revegetation started.

Addressing the social and economic aspect

Central to our values is to ensure that, after closure, we leave communities better off. This is in acknowledgement of AngloGold Ashanti's lasting legacy in these communities and how this is woven into the fabric of the local society. We seek to be part of the development of resilient communities able to respond, adapt and thrive despite significant challenges, including mine closure. Most operations are the primary source of community livelihoods and contribute to strengthening the supply chain, which is an important social and economic element of creating alternative livelihoods. Given the complexity of the social aspect of closure, we continue to explore this aspect as we take a broader view of our socio-economic development initiatives. See more on pages 5 and 32.

Total amount of land disturbed and not yet rehabilitated
(ha)

Year	ha
2016	27,202
2017	26,176
2018	26,354
2019	25,738
2020	25,881 LA

Total amount of land rehabilitated
(ha)

Year	ha
2016	4,787
2017	4,925
2018	5,238
2019	5,063
2020	5,243 LA

Case study

Successful trial farm at Old Tailings Storage Facility at Iduapriem

The development and execution of a closure plan is intrinsic in the planning and during the operation of any AngloGold Ashanti project. Planning for closure is part of a wider development plan and until approval has been given by the relevant authorities, progress on any new operation cannot begin. Adhering to these regulations is key in providing security and comfort for host governments and communities, underpinning our role as a responsible mining Company.

As part of the Iduapriem Mine plan in Ghana we saw another element of the closure plan fall into place this year with the successful operation of a trial farm on part of what is known as the Old Tailings Storage Facility (OTSF), a rehabilitated site at the Mine. The rehabilitation was aimed at enhancing ecological processes to achieve a stabilised environment which could support plant growth.

Members of the host community were hired as contract workers on the farm and the hope is that these employees will cultivate the crops under supervision, developing the skills and knowledge needed to manage and cultivate the land after it goes back to the community.

The team introduced good agriculture practices, such as pest and disease control, nutrient management systems, artificial pollination and grafting or budding.



The success of the demonstration farm assures host communities that the land will be productive for agriculture at closure of the mine and beyond.

The OTSF, having been successfully reclaimed for the past 20 years, met the requirement of the Reclamation Security Agreement (RSA) between Iduapriem Mine and Ghana's Environmental Protection Agency (EPA).

Of the total land area of 100 hectares, about 8.5 hectares was prepared for the trial farm. Crops, such as palm oil, cocoa, maize and vegetables (pepper, carrots, cucumber, lettuce, cabbage) were cultivated to test the regenerative potential of the land to support agriculture.

The RSA stipulates the criteria for crops under cultivation should survive for three successive cycles, which the crops grown on OTSF did.

MATERIAL ISSUES / GOVERNANCE

GRI / SASB

BUSINESS SUSTAINABILITY AND GROWTH



Fundição

PRIORITISED SDGs

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

13 CLIMATE ACTION

"Renewed emphasis on initiatives to optimise operating processes and reduce costs."

Mining is a long-term business, and so our strategy aims to create sustained value over the period of our mining operations and beyond. This involves careful allocation of resources to actively manage our activities, as we try to mitigate negative impacts from our operations and ensure positive outcomes. We look to continually improve the value proposition we provide to our hosts and investors, creating more growth opportunities.

Our strategy also takes into consideration the environment in which we operate. The global macro-economic, geopolitical, and financial landscapes, as well as the location of our operations and their specific political and social dynamics, all affect our ability to create value and grow over the long term.

Externally, AngloGold Ashanti was primarily affected by:

- The COVID-19 pandemic
- Global macro-economic outlook
- Growing climate crisis and pressure to decarbonise
- Increasingly rigorous regulatory requirements
- Increasing stakeholder expectations
- Pressure from international credit ratings

In response to these issues, we have worked to mitigate the impact of disruptions, operational or otherwise, due to COVID-19 (see more on pages 23-24). We have also sought to manage variables within our control and renewed our emphasis on 'Operational Excellence' initiatives to optimise operating processes and reduce costs, while ensuring our workforce is fully engaged and appropriately skilled.

Our response to the growing climate crisis is outlined on page 52 and includes the establishment of a Climate Change working group to focus on related strategy and transition processes, to develop metrics and targets, and oversee implementation.

We engage constructively with governments, local stakeholder groups and regulators to optimise the shared value benefits derived from the ore body among stakeholders. See more about how we monitor regulatory changes to ensure compliance on pages 63-67. We also engage with our stakeholders to better understand their needs, manage their expectations and to maintain our social licence to operate. In doing so, we ensure responsible corporate citizenship in line with our values and improve our ESG performance.

See more in *Our external operating context in the Integrated Report*

MATERIAL ISSUES / GOVERNANCE continued

GRI / SASB / Policies and standards

NAVIGATING REGULATORY AND POLITICAL RISKS

8 DECENT WORK AND ECONOMIC GROWTH | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 17 PARTNERSHIPS FOR THE GOALS

PRIORITISED SDGs



Guinea – Siguiri

"Through monitoring the political landscapes and working with our stakeholders to understand and manage legislative and political change, we secure our licence to operate."

Regulatory and political risks remained one of the top material issues facing the Company and escalated dramatically during the year, marked by a complex interplay between political, economic and social factors globally in the face of the COVID-19 pandemic. The geopolitical landscape is fast-changing, characterised by increased economic instability, exacerbated inequalities and high levels of social discontent and activism. As we navigate through this landscape, we are guided in our approach by our Corporate Governance principles, structures and processes including our government relations policy.

While we are confronted with multiple stakeholder demands and expectations, we seek to build and maintain trusting, mutually beneficial relationships with governments at national, regional and local levels, communities and the society at large. The significance of these relationships has grown as we are confronted with the impacts COVID-19 pandemic. So, too has our emphasis on continued engagement with our stakeholders, who are crucial in building sustained mutual cooperation, managing expectations and meaningfully contributing to societies where we operate.

As national governments struggle with balancing health imperatives against declining economic outlook and rising societal anxieties, a prolonged global recession will remain a top risk. Public debt is anticipated to reach record highs as countries deploy assistance and stimulus packages. Most governments are likely to face increasingly burdened budgets and increasing taxes may be the future option for governments to plug deficits. We recognise that governments the world over, not only in emerging markets, might look for ways to stimulate their economies by speeding up mining investment and activity as other sectors – like tourism, travel and commercial real estate – are adversely affected by the pandemic and associated lockdowns.

Worsening unemployment – especially amongst the youth – coupled with declining government support could fuel social unrest and populism.

Now more than ever, many governments are adopting nationalistic policies to maximise the political and economic benefits from their mining and energy sectors in the form of increased taxation, in-country beneficiation, contract renegotiation, forced equity transfers, restrictions on exports and expropriations. During 2020, the gold mining sector in particular benefited from strong commodity market prices, which will further fuel expectations. At AngloGold Ashanti, we aim to continue creating and sharing value through sustainable benefits to the communities and countries in which we operate.

Regulatory uncertainty, coupled with increasing demands placed on mining companies drives perceptions of escalating risk. Whilst navigating through the regulatory uncertainty, compliance with the laws of countries in which we operate or have interests or listings, is critical to maintaining both our legal and social licence to operate and we are committed to transparency, due process and the rule of law. Our group compliance function provides active oversight of compliance across the Company, and provides guidance where potential or actual matters arise (refer to page 22). We seek to engage

MATERIAL ISSUES / GOVERNANCE continued

Navigating regulatory and political risks

proactively in policy development, regulatory proposals and conflict resolution. We also seek to explore and strengthen relations with the intergovernmental organisations such as the Intergovernmental Forum on Mining, Minerals, Metals and the Organisation Organisation for Economic Co-operation and Development (OECD) as they develop global normative standards which provide guiding frameworks to national policy choices.

Navigating the regulatory sphere

AngloGold Ashanti's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures. Sanctions for failure by the Company or others acting on its behalf to comply with these laws, regulations, standards and contractual obligations could include fines, penalties, resignation or removal of officers, imprisonment of officers, litigation, and loss of operating licences or permits, suspensions of operations and negative effects on AngloGold Ashanti's reported financial results and possible reputational damage. Such sanctions could have a material adverse impact on the Company's financial condition and operational results. AngloGold Ashanti adheres strictly to legislative and regulatory requirements, including several external and voluntary standards. See page 12.

During 2020, group Compliance undertook activities aimed at enhancing the Company's governance. Key among these activities were:

- the global roll-out of the anti-bribery and anti-corruption online training to all employees with computer access including governance body members. *More information in our data tables.*
- a bespoke AngloGold Ashanti course on anti-bribery and anti-corruption was completed by non-executive directors of our entities in the respective jurisdictions in Africa Region and agents and intermediaries.
- a group COVID-19 Donations Guideline was developed to provide guidance and ensure that the donations are made in line with safeguards and risk mitigation measures (on bribery, corruption, and fraud) to be adhered to by sites when making COVID-19 donations. This Guideline was communicated globally to all General Managers and Senior Finance Managers.
- continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework.
- investigations into high-risk issues, including certain whistleblowing and related investigations
- continued implementation of a risk-based third party due-diligence process for both suppliers and agents/intermediaries
- regular assessment of the automated registers for group gifts, hospitality and sponsorship and conflicts of interest
- additional efforts to provide automated access to track and monitor compliance with laws and regulations, including self-certification processes and legal registers, by country.
- business units were assessed for risks related to bribery and corruption in 2020, including a virtual assessment as part of our combined assurance audit programme. As with any multi-national extractives organisation that operates in high-risk jurisdictions, risks were identified related to our suppliers, agents and intermediaries, interactions with government officials, procurement generally, conflicts of interest, giving and receiving gifts, etc. Group Compliance has specific measures to assess, manage and mitigate each of these risks, with a variety of policies, procedures, trainings, messaging, communications, etc. as part of a holistic "best practices" anti-corruption programme.

In line with AngloGold Ashanti's values, we continuously monitor our supply chain to mitigate risks associated with ESG principles. As part of our approach toward continuous improvement in these areas, AngloGold Ashanti initiated a risk analysis of its supply chain in the fourth quarter of 2020 to define areas of potential exposure and develop a multi-year action plan. As a subset of the broader AngloGold Ashanti Human Rights Framework, Modern Slavery has been identified as a critical area of focus, and AngloGold Ashanti is formally kicking off a project in March 2021 to conduct a global assessment of its external supply chain. We will be partnering with a market leading service provider to add third-party due diligence and expertise in the effort to accelerate our response in this area. A data driven approach will be deployed to analyse supplier locations and segmentation of spend globally, and identify "hot spots" where risk may be more prevalent. As an output of the exercise, AngloGold Ashanti will build a more comprehensive plan to address potential Modern Slavery risks moving forward.

Navigating the socio-political sphere

By monitoring the political landscapes in the countries in which we operate, and working with our stakeholders to understand and manage legislative and political changes, we secure our licence to operate. We carry out this work through transparent platforms in our government relations framework. During 2020, our government relations discipline undertook further work to commence the development of a handbook and toolkit designed to ensure a systematic approach to risk management, whilst fostering greater consistency, structure, and rigour within our approach on the

MATERIAL ISSUES / GOVERNANCE continued

Navigating regulatory and political risks

ground. We engage regularly with national governments, elected leaders, departmental experts and regional and local officials, as well as with broader civil society and multilateral institutions. Our engagement is essential for meeting regulations and participating in approval processes.

By building our understanding of countries' political frameworks and monitoring change, while assessing risk and potential impact on our business, we build relations that underpin the future of our operations. We assess and track risk profiles through our six strategic focus areas:

- societal contribution as a responsible citizen
- value chain strengthening and local procurement
- innovative business and operating model design <IR>
- leveraging off existing capabilities for economic succession
- skills development, localisation and talent management
- meaningful communication and engagement.

Societal contribution as a responsible citizen

We believe that acting ethically and demonstrating transparency at all times is a foundation of stakeholder capitalism and corporate citizenship, driven not only by shared value creation, but by values. Over several years AngloGold Ashanti – like many of our peers – have made it a priority to improve the quality of our corporate citizenship and strengthen our social licence to operate. We ensure participation in multilateral initiatives aimed at addressing sustainability matters through the UN SDGs, the African Union 2063 Agenda, and the National Development Plans of countries where we operate. They provide a framework for us to work and live harmoniously with our stakeholders.

We have a well-developed internal governance system, starting with the board and flowing down in clear pathways through our business, ensuring compliance with external codes of practice, but also with our own set of standards and policies. We appreciate that an elaborate architecture of standards and policies is rarely enough for any organisation. We continue to improve on our engagement with our stakeholders, particularly the people who live beyond the mine fence.

AngloGold Ashanti has in place mechanisms such as our whistle-blowing hotline and site-specific grievance processes for both employees, stakeholder and communities at large to report concerns related to non-compliance to legislation, fraud, bribery and corruption, human right infringements, environmental matters, etc.

In 2020, AngloGold Ashanti maintained its whistleblowing platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically chooses to disclose their identity. All concerns are carefully investigated, and feedback is provided to the person raising the concern. Whistleblowing results are communicated to the Audit and Risk Committee on a quarterly basis. Whistleblowing plays a key role in giving credence to the board's commitment to ethical leadership and responsible corporate citizenship.

In order to strengthen the credibility of our Whistleblowing process, in 2020, the following initiatives were undertaken:

- Group Compliance and Group Internal Audit developed and rolled-out a refresher whistleblowing Investigations training aimed at strengthening the whistleblowing investigations process and recommunicating the conduct of investigators when investigating matters to ensure the highest level of integrity and to uphold AngloGold Ashanti values.
- Group Compliance and Group Internal Audit collaborated to manage the impact of COVID-19 on the whistleblowing process through ensuring amongst others:
  - that as part of managing their response to this emergency, our service provider (Tip-Offs Anonymous) implemented a remote service and is committed to achieving full availability and to fielding all calls as they receive them. We were proactive in implementing ad-hoc testing of the whistleblowing channels to ensure that they are stable even during a crisis.
  - in fulfilment of our commitment to the whistleblowing process, we continued to investigate all the cases and were in constant communication with field investigators to understand their limitations and provide support where required. All investigations flowing from reports raised against senior management, i.e. vice-president and above, were overseen by the Serious Concerns Committee.

As a member of the Extractive Industries Transparency Initiative (EITI), the group reaffirmed its commitment to promoting open and accountable management of resources, and the reporting of amounts paid to Government. In previous reports, we have outlined our tax management strategy, along with the controls in place to manage the risk and to provide appropriate oversight and governance. During the year, we continued to exercise diligence and transparency in line with our group Tax Management Policy. This has included open and transparent reporting consistent with the ICMM principles and position statement on transparency of mineral revenues, our value-added statement represents of the value created and shared during 2020 (also see our commitment to transparency in taxes and payments to government on page 66).

Whilst developing our corporate social investments, we seek to establish and prioritise initiatives in line with the objectives in the National Development Plans. This ensures that we work collaboratively advance the national plans in education, local procurement, local employment and infrastructure development amongst other focus areas.

Value chain strengthening and local procurement

Value chain strengthening and increasing the local proportion of products and services

MATERIAL ISSUES / GOVERNANCE continued

Navigating regulatory and political risks

used for business activities is another cluster of national priorities for emerging economies where specific targets are often incorporated into agreements and mine licence requirements. Our approach and initiatives in support of a more inclusive procurement regime are discussed in the material issue on contributing to resilient, self-sustaining communities. Whilst seeking to strengthen this area, AngloGold Ashanti maintains a strict governance policy across its global procurement organisation which covers the following:

- Supplier Self-Assessment Questionnaire – online forum for registration and disclosure of supplier information prior to contract award
- Anti-Bribery and Anti-Corruption Policy – all employees must sign annually and adhere to its non-negotiable values.
- Conflict of Interest Policy – all employees sign annually and must disclose any conflicts related to procurement related activities. Suppliers must disclose conflicts of interest related to ownership and government relationships as well.

Our local procurement policy places an emphasis on partnering with locally-owned and operated companies, and where possible, international firms are requested to establish themselves in-country or through a local joint venture.

This policy reinforces our commitment to local host communities, but also increases transparency of procurement practices in-country.

Specific targets are set to drive continuous improvement in local procurement for each African country, while recognising that capacity building in each jurisdiction takes time.

Payments to government ($ million)

	RA 2020	2019	2018	2017	2016
Argentina	**130.8**	131.3	112.5	151.7	89.8
Australia	**129.2**	94.7	82.5	74.0	84.1
Brazil	**138.6**	109.1	107.4	126.0	129.1
Colombia	**12.3**	11.1	9.7	11.8	11.8
DRC	**70.6**	69.8	32.5	27.8	26.1
Ghana [1]	[1] **161.9**	86.2	47.5	37.7	26.1
Guinea	**53.0**	32.7	78.3	100.2	40.5
Mali	**25.8**	19.9	25.5	24.7	33.5
South Africa	**63.5**	79.5	91.3	118.1	106.3
Tanzania [2]	[2] **326.1**	190.0	168.1	141.0	133.3
USA	**4.2**	5.0	4.7	7.7	6.2

[1] *Increase is mainly due to higher earnings resulting in higher tax and royalties payments when compared to 2019.*
[2] *Increase is mainly due to higher earnings resulting in higher tax, royalties and withholding taxes paid on dividends when compared to 2019.*



Ghana – Obuasi

MATERIAL ISSUES / GOVERNANCE continued

Navigating regulatory and political risks

Our commitment to transparency in taxes and payments to governments

We are transparent in disclosing taxes paid to governments, per country, in our financial statements <AFS>. AngloGold Ashanti has, for the last three years, complied with country-by-country reporting to the South African Revenue Service (SARS), which includes profits, taxes paid, number of employees and assets per country. SARS may share this information with other revenue authorities around the world.

External auditors perform detailed verification audits on our revenues, profits, tax, transfer pricing, and cashflows and any illicit flows would be detected and reported as irregularities. Management controls over these areas are evaluated on a quarterly basis.

We are also a member of the ICMM, which through its Tax Working group, is advocating the adoption of a project by the Global Sustainability Standards Board (GSSB), whose objective is to develop new, specific disclosures related to tax and payments to governments, with significant proposals, including the GRI standards on tax reporting *(see GRI207 here www.globalreporting.org)*. This will include country-by-country tax reporting, including qualitative statements relating to our approach to tax planning, the board's involvement in tax and our approach to engagement with tax authorities globally. AngloGold Ashanti is currently well positioned in preparing to comply with the standard. Managing requests by government departments and government officials is a key compliance risk at AngloGold Ashanti. This risk is managed through, among other things, group policies, site-specific procedures, online and face-to-face training, quarterly books & records review of payments, on-site compliance risk assessments, and awareness raising through briefs, newsletters and other communications.

There are a number of country-specific procedures to address risks and to manage how we interact with government officials and other stakeholders and to ensure accurate books and records for payments to government departments/government officials/key stakeholders. There are also government payment procedures and petty cash policies that align to country-specific policies and procedures.

In 2020, group Compliance continued to strengthen controls to prevent and detect risks (including fraud, bribery and corruption risks) in respect of these payments.

In 2020, AngloGold Ashanti continued to adopt a risk-based approach to the vetting of third-party agents and intermediaries and requires them to adhere to anti-bribery and corruption policies and procedures, including in relation to payments to government officials. There is a specific group-wide procedure in place, the Procedure on Engagement of Agents and Government Intermediaries, and there are also site-specific procedures around payments to government officials.

Review of processes in relation to the above procedures form part of the site reviews conducted by group Compliance during combined assurance reviews and specific formal MoUs with governments with respect to security, customs and bullion, boxing and shipment are in place, where applicable.

On a quarterly basis, sites report on payments to the country/regional audit committees and information is consolidated for reporting to the Serious Concerns Committee and the SES Committee for transparency.



Fundição

REPORT ASSURANCE

102-56

Assurance

We made a formal commitment statement in our 2019 Sustainability Report to comply with the ICMM Mining Principles and WGC's Responsible Gold Mining Principles, and to progressively improve in our sustainable development performance. In 2020, we embarked on a project to assess corporate level compliance by reviewing our Group policies, procedures, standards and practices against the ICMM Mining Principles and WGC's Responsible Gold Mining Principles. A site-based self-assessment program will be implemented across the group during 2021. Internal audits will provide internal assurance on this process, and the independent verification of the 2021 performance will be undertaken by an external assurance provider. The Sustainability Report tracks the local procurement spend as a percentage of total spend per country for the past five years. These figures and reports are audited by internal and external audit.

We have engaged EY to undertake an assurance engagement for selected sustainability KPIs and related disclosures in this report. This was done with reference to ICMM requirements contained in the ICMM Sustainable Development Framework Assurance Procedure (ICMM Requirements) and the GRI Standards.

Certain of the Employee Safety KPIs for this reporting period ended 31 December 2020 were changed to enable reporting of these KPIs on a disaggregated basis, to show the 2020 performance information for Continuing Operations and Discontinued Operations.

The external assurance of these disclosures is for the Discontinued South Africa and Mali operations (Date of discontinuation 30 September 2020 for South Africa and 30 December 2020 respectively). See page 73 Assurance Report Appendix and data tables *(http://www.aga-reports.com/20/download/AGA-SR20-workbook.xls)*.

The Discontinued Operations performance information comprises the information for the discontinued South Africa and Mali operations. Reference to page 9, where dates of disposals are captured.

Group Internal Audit provided assurance for the 2020 sustainability reporting in terms of the Group Internal Audit Charter as approved by the Company's Audit and Risk Committee. The audits were performed in accordance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit.

Internal assurance includes a programme of combined assurance assessments, comprising site visits and reviews, undertaken during the course of the year. These assessments determine the validity, accuracy and completeness of the sustainability information and data.


"We have engaged EY to undertake an assurance engagement for selected sustainability KPIs and related disclosures in this report."

Tanzania – Geita

INDEPENDENT ASSURANCE REPORT

For selected sustainability performance information reported in AngloGold Ashanti Limited's Sustainability Report for the year ended 31 December 2020

To the directors of AngloGold Ashanti Limited

Assurance Statement

Reasonable assurance

In our opinion:

- In relation to the selected sustainability performance information and related disclosures identified below presented in AngloGold Ashanti Limited's (AngloGold Ashanti's) Sustainability Report for the year ended 31 December 2020 (the Report), is prepared in all material respects, in accordance with AngloGold Ashanti management's measurement and reporting criteria applied for preparing that information.
- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 3, AngloGold Ashanti has implemented systems and approaches to manage its material sustainability risks and opportunities in respect of the sustainability performance information, in all material respects.

and

Limited assurance

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe:

- In relation to the selected sustainability performance information identified below (limited assurance sustainability performance information), that the information presented in the Report is not prepared, in all material respects, in accordance with AngloGold Ashanti management's measurement and reporting criteria applied for preparing that information.
- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 1, that AngloGold Ashanti's sustainability policies are not aligned in all material respects to ICMM's 10 SD Principles and any mandatory requirements set out in ICMM Position Statements.
- In relation to AngloGold Ashanti's reporting in relation to the ICMM Information Disclosure Requirements for Subject Matter 2, that AngloGold Ashanti has not disclosed, in all material respects, its material risks and opportunities based on its own review of the business and the views and expectations of its stakeholders.
- In relation to AngloGold Ashanti's self-declared assertion on page 9 of the Report that the Report is presented in accordance with the "core-level" GRI Standards, that AngloGold Ashanti has not complied in all material respects with the relevant GRI Standard requirements for making that assertion.
- In relation to AngloGold Ashanti's self-declared assertion that management has made a commitment to comply with the ICMM Performance Expectations and has commenced with the self-assessment process.
- In relation to AngloGold Ashanti's self-declared assertion that management has made a commitment to comply with the World Gold Council (WGC) Responsible Gold Mining Principles (RGMPs) and has commenced with the self-assessment process.

This conclusion is to be read in the context of what we say in the remainder of our assurance report.

Scope of work

The scope of our work was limited to performing our assurance engagement for the following information

Reasonable assurance RA

Our reasonable assurance engagement was performed in respect of the following sustainability performance information presented in the Report:

- Information disclosed with reference to the ICMM Requirements for Subject Matter 4 (AngloGold Ashanti's reported performance for a selection of identified material Sustainable Development (SD) risks and opportunities), as set out in Annexure A and prepared in accordance with management's measurement and reporting criteria (managements criteria); and
- The ICMM Information Disclosure Requirements in respect of Subject Matter 3 (Existence and status of implementation of systems and approaches that AngloGold Ashanti is using to manage selected identified material SD risks and opportunities').

Limited Assurance LA

Our limited assurance engagement was performed in respect of the following sustainability performance information presented in the Report:

- Information disclosed with reference to the ICMM Requirements for Subject Matter 4 (AngloGold Ashanti's reported performance for a selection of identified material risks and opportunities), as set out in Annexure A and prepared in accordance with management's criteria.
- The ICMM Information Disclosure Requirements in respect of:
  - Subject Matter 1 (Alignment of AngloGold Ashanti's sustainability policies to ICMM's 10 SD Principles and any mandatory requirements in ICMM Position Statements); and
  - Subject Matter 2 (AngloGold Ashanti's material SD risks and opportunities based on its own review of the business and the views and expectations of its stakeholders').
- AngloGold Ashanti's self-declared assertion that the Report is "in-accordance with" the core-level GRI Standards.

The selected sustainability performance information prepared and presented in accordance with management's criteria, are marked with the symbols RA or LA respectively on the relevant pages of the Report where they appear. Management's criteria applied to report the information are set out in the Report can be found at www.aga-reports.com/20/sr.

Our scope of work does not include coverage of data sets or information unrelated to the data and information underlying the Selected Information, information reported outside of the Report, and information relating to prior periods or comparisons against historical data.

INDEPENDENT ASSURANCE REPORT continued

Understanding the reporting and measurement approach

The reported sustainability performance information and related disclosures need to be read and understood together with AngloGold Ashanti management's criteria applied for preparation of the information, for which AngloGold Ashanti is solely responsible.

The absence of a significant body of established practice on which to draw to evaluate and measure non-financial performance information allows for different, but acceptable, measurement and reporting techniques and can affect comparability between entities and over time. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. In addition, the precision of different measurement techniques may vary. Carbon emissions quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases.

Professional Standards Applied and Level of Assurance

We performed our assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) Assurance Engagements other than Audits and Reviews of Historical Financial Information, and, in respect of the greenhouse gas emissions, in accordance with International Standard on Assurance Engagements 3410 Assurance Engagements on Greenhouse Gas Statements, issued by the International Auditing and Assurance Standards Board.

Inherent limitations

Inherent limitations of assurance engagements include use of selective testing of the information being examined, which means that it is possible that fraud, error or non-compliance may occur and not be detected in the course of performing the engagement. Accordingly, there is some risk that a material misstatement may remain undetected. Further, our assurance engagement is not designed to detect fraud or error that is immaterial.

Where AngloGold Ashanti's reporting of the selected sustainability performance information relies on factors derived by independent third parties, our assurance work has not included examination of the derivation of those factors and other third-party information.

Our Independence and Quality Control

We have complied with the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants as well the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors, which includes independence and other requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

In accordance with International Standard on Quality Control 1, Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and other Assurance and Related Service Engagements, we maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Our work was carried out by an independent and multi-disciplinary team with experience in sustainability performance and carbon emissions.

Summary of work performed

An assurance engagement undertaken in accordance with ISAE 3000 (Revised) and ISAE 3410 involves assessing the suitability of management's measurement and reporting criteria applied to report the selected sustainability performance information with reference to relevant circumstances, and planning and performing our work in order to consider the risk of material misstatement of the selected sustainability performance information, whether due to fraud or error.

Our procedures included:

- Reviewing AngloGold Ashanti's activities, processes and documents at group-level that support the assertions and claims made in the Report, including in respect of the selected sustainability performance information.
- Made inquiries of relevant AngloGold Ashanti executives and management to obtain an understanding of the following matters as relevant to the AngloGold governance and accountability arrangements for reporting its material environmental, social and governance issues:
  - adoption and implementation of recommended practices aligned to the King IV Code Principles including for reporting AngloGold Ashanti's sustainability performance to the Board and for ensuring the integrity of reported performance information;
  - management's process to identify AngloGold Ashanti's material environmental and social issues, and to establish performance targets for those issues and monitor performance achieved; and
  - the control environment, information systems and relevant control activities applied to compile information from relevant data sources for reporting the sustainability performance information, and for monitoring the integrity of the reported information presented in the Report (but not for purpose of evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness).
- Evaluated the design of AngloGold Ashanti's control environment including key structures, systems, processes and controls at group-level for managing, recording and reporting the Selected Information and internal assurance processes applied thereto. This included completing desktop reviews of site level data, selected on the basis of their inherent risk and materiality to the group, to understand the key processes and controls for reporting site performance data and to obtain supporting information.

INDEPENDENT ASSURANCE REPORT continued

- Assessed the disclosure and presentation of the selected sustainability performance information in the Report, including whether it is consistent with our overall knowledge and experience of AngloGold Ashanti's approach to management and reporting on its material environmental and social issues.
- Based on results obtained from our procedures performed (see below for reasonable and limited assurance elements of the engagement), preparing our assurance statement for inclusion in the Report. The format and content of our assurance statement aligns with the requirements of ISAE3000 (Revised) and ISAE3410.

Reasonable assurance

- For the relevant sustainability performance information (listed in **Appendix A**) we:
  - Tested application of management's criteria to the reported information on a sample basis;
  - Performed analytical procedures to evaluate the relevant data generation and reporting processes against management's criteria;
  - Inspected supporting documentation on a sample basis to corroborate the statements of management and senior executives in our interviews; and
  - Evaluated the reasonableness and appropriateness of significant estimates and judgements made by the directors in preparing the sustainability performance information.
- Established and documented the existence and status of implementation of systems and approaches that AngloGold Ashanti uses to manage selected identifies risks and opportunities related to its sustainability performance (ICMM Subject Matter 3).

Limited assurance

- For the selected sustainability performance information (listed **Appendix A**) we:
  - Interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to reporting sustainability performance information and selected identified material sustainability risks and opportunities;
  - Performing limited tests of detail on the selected performance information, on a selective basis, as part of assessing whether (i) the data has been appropriately measured, recorded, collated and reported; and (ii) activities set out by management are appropriately evidenced and reported; and
  - Performing analytical procedures to evaluate the relevant data generation and reporting processes against management's criteria.
- Reviewed AngloGold Ashanti's policies and management standards to determine their alignment with the ICMM's 10 Principles and Position Statements (ICMM Subject Matter 1); and
- Evaluated processes to understand how AngloGold Ashanti performs its own review of the business and of the views of its stakeholders to assess its material sustainability risks and opportunities to inform its sustainability reporting (ICMM Subject Matter 2).
- Examined the GRI content index prepared by management to assess whether management has complied with all the GRI Standards requirements for presenting the Report in accordance with the core-level GRI Standards, to obtain limited assurance about management's assertion to that effect.
- Obtained evidence in relation to AngloGold Ashanti's self-declared assertion that management has made a commitment to comply with the ICMM Performance Expectations and has commenced with the self-assessment process.
- Obtained evidence in relation to AngloGold Ashanti's self-declared assertion that management has made a commitment to comply with the World Gold Council (WGC) Responsible Gold Mining Principles (RGMPs) and has commenced with the self-assessment process.

The procedures we performed were based on our professional judgement.

AngloGold Ashanti's responsibilities

The Directors of AngloGold Ashanti are responsible for:

- establishing objective Reporting Criteria that are suitable for preparing and reporting the Selected Information in the Report, including in consideration of the information needs of the intended report users.
- appropriate and accessible disclosure of AngloGold Ashanti's basis for preparation of its 2020 sustainability performance information, including the Selected Information.
- designing, implementing and maintaining internal controls over information relevant to the preparation of the Selected Information that are free from material misstatement, whether due to fraud or error.
- measuring and reporting the Selected Information based on the Reporting Criteria.
- supporting our performance of a high-quality, effective and efficient assurance engagement, including through enabling our timely access to information, documentation and management personnel required for our assurance work.
- in relation to application of the GRI Standards to preparation of the Report, ensuring the Report is prepared in accordance with the GRI Reporting Principles and the "core-level" GRI Standards.

INDEPENDENT ASSURANCE REPORT continued

Our responsibilities

We are responsible for:

- planning and performing the engagement to obtain –
  - Reasonable assurance: reasonable assurance as the basis for our opinion on whether the selected sustainability performance information and related disclosures are prepared in accordance with management's criteria, in all material respects; and
  - Limited assurance: limited assurance as the basis for our conclusion on whether anything has come to our attention that causes us to believe that the limited assurance sustainability performance information and related disclosures are prepared in accordance with management's criteria, in all material respects.

and

- reporting our opinion and conclusion, respectively, in our assurance report addressed to the Directors.

A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would be obtained for performing a reasonable assurance engagement. Accordingly, in respect of the sustainability performance information covered by our limited assurance conclusion, we do not express a reasonable assurance opinion about whether that information is prepared, in all material respects, in accordance with management's criteria.

Our assurance report does not extend to any disclosures or assertions relating to management's future performance plans, forward-looking statements or strategies disclosed in the Report.

Other matters

Our report, including our opinion/conclusions, has been prepared solely for the Board of Directors of AngloGold Ashanti in accordance with the agreement between us and for no other purpose. We permit this report to be published in AngloGold Ashanti's 2020 Sustainability Report to be published online at [http://www.aga-reports.com/20/], to assist the Directors in responding to their governance responsibilities by obtaining an independent assurance report in connection with the selected sustainability performance information.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Board of Directors and AngloGold Ashanti for our work or for our report and the conclusion contained therein. We agree to publication of our assurance report within AngloGold Ashanti's Report provided it is clearly understood by recipients or readers of the Report that they enjoy such receipt for information only and that we accept no duty of care to them whatsoever in respect of our assurance report.

Maintenance and integrity of AngloGold Ashanti's website is the responsibility of AngloGold Ashanti's management. Our procedures did not involve consideration of these matters and, accordingly we accept no responsibility for any changes to either the selected sustainability performance information as reported, or our independent assurance report that may occur subsequent to the initial date of publication of the Report on AngloGold Ashanti's website.

Ernst & Young Inc.

Ernst & Young Inc.
Director - Dawid Petrus Venter
Registered Auditor
Chartered Accountant (SA)

102 Rivonia Road
Sandton

26 March 2021

INDEPENDENT ASSURANCE REPORT continued

* Note: AngloGold Ashanti's measurement and reporting criteria applied to report this sustainability information in the 2020 Sustainability Report are publicly available at the following website link: http://www.aga-reports.com/20

Appendix A:

List of the selected sustainability performance information (KPIs) in the scope of the assurance engagement

Selected KPIs*	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Type of injury and rates of injury and number of work-related fatalities*	• All Injuries number • Fatality Rate per 1 million hours* • All injury frequency rate per 1 million hours* • Lost Time Injury Frequency per 1 million hours* * *Note: Only in-scope for continuing operations.*	6, 31	403-2	RA
Occupational diseases (Number of new Silicosis / TB / NIHL cases)	• Number of new cases of Silicosis • Number of new cases of Pulmonary Tuberculosis • Number of new cases of Noise-induced Hearing Loss (NIHL)	27	403-2	RA
Workers with high incidences or high risk of diseases related to their occupation (Number of new Malaria cases & MLTIFR)	• Number of new Malaria Cases • Malaria Lost Time Injury Frequency Rate (MLTIFR) per 1 million hours	23 - 27	403-3	LA
Community investment (CSI)	• Total Community Investment based on site specific policies, in USD	36	201-1	RA
Proportion of Senior Management hired from the local community at significant locations of operation	• Percentage of senior management hired from the local community	Disclosed in data tables	202-2	RA
Proportion of spending on locally-based suppliers at significant locations of operation	• Proportion of spending on local suppliers at significant locations of operation, in USD South Africa = Total spend on Black Economic Empowerment (BEE) entities / (Total procurement spend – Total exclusions) Other sites = Total spend on local suppliers / (Total procurement spend – exclusions) Where "local supplier" refers to a business that provides a product or service to the AngloGold Ashanti based in the same geographical market as the AngloGold Ashanti and no trans-national payments to the supplier are made. The geographical definition of local may include the community surrounding operations, a region within a country, or a country	36	204-1	LA
Energy intensity	• Report the intensity ratio for Total Energy expressed as Total Energy in GJ per tonne of ore treated.	7, 53	302-3	RA

INDEPENDENT ASSURANCE REPORT continued

Selected KPIs*	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Total water withdrawal by source	• Total water withdrawal from surface water in megalitres • Total water withdrawal from groundwater in megalitres • Total water obtained from service providers in megalitres	51 and disclosed in the data tables	303-1	RA
Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	• Position in relation to Protected or High Biodiversity Value area • Geographic location of operational site near or in Protected or High Biodiversity Value area • Size of operational site near or in Protected or High Biodiversity Value area	Disclosed in data tables	304-1	LA
Total greenhouse gas (GHG) emissions	• Greenhouse Gas Emissions (Scope 1 and 2) in tonnes CO_2-e in line with the GHG Protocol.	53	305-1	RA
		• Report the intensity ratio for Total GHG emissions expressed as Total GHG Emissions in tonnes of CO_2-e per tonne of ore treated.	305-2	RA
GHG emissions intensity	• Intensity ratio for Total GHG emissions (Scope 1 and 2) expressed as Total GHG Emissions in tonnes of CO_2-e per tonne of ore treated.	53	305-4	RA
Total water discharge by quality and destination	• Water Discharge Volume in megalitres • Water Discharge Conductivity • Water Discharge pH • Water Discharge Destination	51 and disclosed in the data tables	306-1	RA
Total number and volume of significant spills	• Total number and volume of significant spills in kilolitres	Disclosed qualitatively on pages 47-49	306-3	RA

INDEPENDENT ASSURANCE REPORT continued

Selected KPIs*	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Total weight of waste by type and disposal method	• Weight of other hazardous waste disposed offsite / onsite / recycled, including Flourescent tubes, Chemical and Solvent waste reported in tonnes. • Weight of battery waste disposed offsite / onsite / recycled reported in tonnes • Volume of hydrocarbon waste disposed onsite / offsite / recycled reported in tonnes. • Mass of offsite or onsite landfilled general waste reported in tonnes. • Mass of recycled ferrous metal waste reported in tonnes • Mass of recycled non-ferrous metal waste reported in tonnes.	Disclosed in data tables	306-2	LA
Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	• Number of non-monetary sanctions for non-compliance with environmental laws and regulations • Value of significant fines paid for non-compliance with environmental laws and regulations in USD	Disclosed in data tables	307-1	LA
Total amounts of overburden, rock, tailings, and sludges and their associated risks	• Tonnage of tailings deposited (Million tonnes) • Tonnage of waste rock placed (Million tonnes)	Disclosed in data tables	MM3	RA
Amount of land (owned, or managed) disturbed or rehabilitated	• Total land disturbed and not yet rehabilitated opening balance in hectares • Total amount of land rehabilitated to date in hectares • Total amount of land disturbed and not yet rehabilitated closing balance in hectares • Total amount of land newly rehabilitated within the reporting period to agreed upon end use in hectares • Total amount of land newly disturbed within the reporting year in hectares	61 and disclosed in data tables	MM1	LA
Number of operations with Closure plans	• Number of company operations that have closure plans	Disclosed in data tables	MM10	RA

INDEPENDENT ASSURANCE REPORT continued

Selected KPIs*	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Number (and percentage) or company operating sites where ASM takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks	• Number (and %) of company operating sites where artisanal and small-scale mining (ASM) takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks	Disclosed in data tables	MM8	LA
The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes.	• The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes	33	MM7	LA
Sites where resettlement took place, including number of households affected	• Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process	33, 34	MM9	LA
Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation	• % of security personnel who have received formal training in human rights policies • Report whether training requirements apply to third party organizations providing security personnel	58	410-1	RA
Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments	• Percentage of operations that have been subject to human rights reviews and/or impact assessments • Total number of operations that have been subject to human rights reviews and/or impact assessments	Disclosed qualitatively on page 58	412-1	RA
Percentage of new suppliers that were screened using labour practices / human rights impacts criteria	• % of new suppliers that were screened using labour practices criteria • % of new suppliers that were screened using human rights criteria	58	414-1	RA
Number of grievances about human rights impacts / impacts on society filed, addressed and resolved through formal grievance mechanisms	• Total number of grievances filed through formal grievance mechanisms • Number of grievances about Human Rights impacts / impacts on society filed, addressed, and resolved	Disclosed in data tables	103-2	LA

INDEPENDENT ASSURANCE REPORT continued

Selected KPIs*	Management's Measurement and Reporting Criteria	Sustainability Report page reference	GRI disclosure	Level of assurance
Significant actual and potential negative human rights impacts in the supply chain and actions taken (3rd party incidents / injuries / fatalities related to security interventions)	• Significant actual and potential negative human rights impacts in the supply chain and actions	7, 58	414-2	LA
Number of strikes and lockouts exceeding 1 weeks duration, by country	• Number of strikes and lockouts exceeding 1 week's duration, by country	Disclosed in data tables	MM4	LA
Programmes for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	• Programmes for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	38	404-2	LA
Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles	• Taxation paid to local government authorities, in USD • Royalties relates to fees paid on revenue/turnover or profits payable to the Government or Revenue Authorities, based on a fixed or variable percentage and is not part of development and other levies paid to improve skills and regional infrastructure.	7, 66 and disclosed in data tables	201-1	RA
Material SD risks and opportunities and views and expectations of stakeholders	• Material SD risks and opportunities and views and expectations of stakeholders	11, 20	ICMM Subject Matter 2	LA

AngloGoldAshanti

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 26, 2021

By: /s/ M M L MOKOKA
Name: M M L MOKOKA
Title: Group Company Secretary